UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities

Exchange Act of 1934 (Amendment No. 2)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

VULCAN MATERIALS COMPANY

(Name of Registrant as Specified in its Charter)

MARTIN MARIETTA MATERIALS, INC.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

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☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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PRELIMINARY COPY—SUBJECT TO COMPLETION

Dated February 17, 2012

[          ], 2012

To the Shareholders of Vulcan Materials Company:

On December 12, 2011, Martin Marietta Materials, Inc. (“Martin Marietta”) commenced an offer to the shareholders of Vulcan Materials Company (“Vulcan”) to exchange each of your shares of Vulcan common stock for 0.50 shares of Martin Marietta common stock, which represented a premium for Vulcan shareholders of 15% to the average exchange ratio based on closing share prices for Martin Marietta and Vulcan during the 10-day period ended December 9, 2011 (the last trading day before the commencement of our exchange offer) and 18% to the average exchange ratio based on closing share prices for Martin Marietta and Vulcan during the 30-day period ended December 9, 2011. This stock-for-stock transaction would create a U.S.-based company that is the global leader in construction aggregates, with a footprint reaching across North America. Upon consummation of the proposed transaction, Vulcan’s shareholders would own approximately 58% of the combined company.

As discussed in the enclosed proxy statement, from time to time over the past several years, Martin Marietta and Vulcan have discussed a potential business combination. Most recently, the parties had discussions which began more than a year and a half ago about the financial and strategic merits and potential terms of a business combination. In mid-2011, however, despite Martin Marietta’s continuing interest, Vulcan disengaged from discussions. Thereafter, we determined to commence the exchange offer and, concurrently with commencement of the exchange offer, we made a written proposal to Vulcan for a business combination. Despite our repeated requests to Vulcan to engage in discussions with us, as of the date of this preliminary proxy statement, Vulcan continues to refuse to engage with us to discuss our business combination proposal.

We are sending you the enclosed proxy statement and accompanying BLUE proxy card or BLUE voting instruction form because we are soliciting proxies from Vulcan’s shareholders to be used at the 2012 annual meeting of Vulcan’s shareholders. At this annual meeting, five directors will be elected to serve for terms expiring at Vulcan’s 2015 annual meeting, and certain other business will be transacted. Vulcan has announced that the 2012 annual meeting will be held on [          ], 2012 at [          ], at [          ], and that the record date for determining the holders of record of Vulcan common stock who are entitled to vote at the 2012 annual meeting is [          ], 2012.

As we describe in the accompanying proxy statement, we are proposing five independent candidates for election to the Vulcan board of directors at the 2012 annual meeting of shareholders. We are seeking your support for the election of our five independent nominees to the Vulcan board because we believe, based on Vulcan’s outright rejection of our proposal and refusal, as of the date of this preliminary proxy statement, to discuss our business combination, that the current directors of Vulcan are not acting, and will not act, in your best interests. Specifically, as described in the enclosed proxy statement, despite our repeated requests to Vulcan to engage in discussions with us, to date the Vulcan board has rejected our offer. As of the date of this preliminary proxy statement, Vulcan refuses to even discuss our proposal, notwithstanding the fact that we believe a business combination between Vulcan and Martin Marietta has significant industrial logic and is a compelling value-enhancing opportunity for Vulcan shareholders.

We believe that you deserve a board of directors that is answerable to you and will act in your best interests. We urge you to send a strong message to Vulcan, by voting for our five independent nominees, that you want a board that will act in your best interests.

WHETHER OR NOT YOU PLAN TO ATTEND THE 2012 ANNUAL MEETING, WE URGE YOU TO VOTE FOR THE ELECTION OF THE MARTIN MARIETTA NOMINEES BY SIGNING, DATING AND

RETURNING THE ENCLOSED BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM IN THE POSTAGE-PAID ENVELOPE (OR BY SUBMITTING YOUR VOTING INSTRUCTIONS BY INTERNET OR TELEPHONE AS DESCRIBED ON THE ENCLOSED BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM) AS SOON AS POSSIBLE. WE URGE YOU NOT TO SIGN OR RETURN VULCAN’S [WHITE] PROXY CARD OR OTHERWISE PROVIDE PROXIES SENT TO YOU BY VULCAN (EVEN AS A PROTEST VOTE). IF YOU HAVE ALREADY RETURNED VULCAN’S [WHITE] PROXY CARD, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE BY RETURNING A LATER DATED BLUE PROXY CARD.

REMEMBER, IF YOU HOLD YOUR VULCAN SHARES WITH A BROKERAGE FIRM, BANK OR OTHER NOMINEE, THE BROKERAGE FIRM, BANK OR OTHER NOMINEE MUST VOTE YOUR VULCAN SHARES FOR YOU, BUT CAN DO SO ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, IT IS IMPORTANT THAT YOU PROMPTLY VOTE YOUR BLUE VOTING INSTRUCTION FORM OR CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS TO HAVE YOUR SHARES VOTED FOR THE ELECTION OF THE MARTIN MARIETTA NOMINEES.

If you have any questions or require any assistance in executing or delivering your BLUE proxy, please call our proxy solicitor, Morrow & Co., LLC, toll-free at (877) 757-5404 or call collect at (203) 658-9400.

Very truly yours,

C. Howard Nye

President and Chief Executive Officer

Martin Marietta Materials, Inc.

VOTING INSTRUCTIONS

If your shares are registered in your own name, please sign, date and mail the enclosed BLUE proxy card in the self-addressed, pre-paid envelope provided.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, please sign, date and mail the enclosed BLUE voting instruction form in the self-addressed, stamped envelope provided.

YOU MAY ALSO CAST YOUR VOTE USING YOUR TOUCH TONE PHONE OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON YOUR BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM.

Please be aware that you will receive multiple proxy cards and/or voting instructions forms from both Martin Marietta and Vulcan. We ask that you discard all [WHITE] proxy cards and voting instruction forms and please return each and every BLUE proxy card and BLUE voting instruction form you receive, as only your latest dated proxy will be counted.

PRELIMINARY COPY—SUBJECT TO COMPLETION

Dated February 17, 2012

2012 ANNUAL MEETING OF SHAREHOLDERS

OF

VULCAN MATERIALS COMPANY

PROXY STATEMENT

OF

MARTIN MARIETTA MATERIALS, INC.

This proxy statement and the accompanying BLUE proxy card or BLUE voting instruction form are being furnished to you by Martin Marietta Materials, Inc., a North Carolina corporation (“Martin Marietta”) (throughout this proxy statement, we sometimes refer to Martin Marietta as “we” or “us”), in connection with the solicitation of proxies from you, holders of shares of common stock, $1.00 par value (“Vulcan common stock”), of Vulcan Materials Company, a New Jersey corporation (“Vulcan”). Martin Marietta intends to vote such proxies at the annual meeting of Vulcan’s shareholders scheduled to be held on [          ], 2012 at [          ], at [          ], including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the “Annual Meeting”), in order to take the following actions:

1.	elect Philip R. Lochner, Jr., J. Keith Matheney, Edward W. Moneypenny, Karen R. Osar, and V. James Sardo (each, a “Nominee” and, collectively, the “Nominees”), as directors to serve on the Vulcan board of directors (the “Vulcan Board”) for three-year terms expiring at Vulcan’s 2015 annual meeting of shareholders and until their successors are duly elected and qualified, in accordance with Vulcan’s restated articles of incorporation (“Articles of Incorporation”) and amended and restated by-laws (“By-Laws”), to replace the five current directors of Vulcan whose terms expire at the Annual Meeting;

2.	to vote, on an advisory basis, on the compensation of Vulcan’s executive officers as set forth in Vulcan’s proxy statement for the Annual Meeting (the “Say On Pay Proposal”); and

3.	to ratify the appointment of Deloitte & Touche LLP as Vulcan’s independent registered public accounting firm for the fiscal year ending December 31, 2012 as set forth in Vulcan’s proxy statement for the Annual Meeting (the “Accountant Ratification Proposal”).

Vulcan has set the close of business on [          ], 2012 as the record date for determining shareholders entitled to vote at the Annual Meeting (the “record date”). The principal executive offices of Vulcan are located at 1200 Urban Center Drive, Birmingham, Alabama 35242.

This proxy statement and the accompanying BLUE proxy card or BLUE voting instruction form are first being sent or given on or about [          ], 2012 to all holders of shares of Vulcan common stock as of the record date.

As of the date of this preliminary proxy statement, Martin Marietta does not know of any other business that will be presented at the Annual Meeting. If, however, other matters are properly presented at the Annual Meeting but were not known a reasonable time prior to the mailing of the definitive proxy statement, and you have signed, dated and returned the enclosed BLUE proxy card or BLUE voting instruction form (or submitted your voting instructions by Internet or telephone as described on the enclosed BLUE proxy card or BLUE voting instruction form), the named proxies will vote the shares represented thereby in their discretion in relation to such business.

We believe the Nominees are highly qualified to serve as directors on the Vulcan Board, are independent within the meaning of the listing standards of the New York Stock Exchange (the “NYSE”) and meet the eligibility requirements of Vulcan’s Director Independence Criteria as available on Vulcan’s website at www.vulcanmaterials.com. In addition, we believe the Nominees are independent under the heightened independence standards applicable to audit committee members under the rules of the NYSE and the Securities and Exchange Commission (the “SEC”). None of the Nominees are employed by or otherwise affiliated with Martin Marietta or any of Martin Marietta’s subsidiaries, or has any relationship with Martin Marietta (except for the agreements described in the section entitled “Arrangements between Martin Marietta and the Nominees” in this proxy statement). None of the Nominees are employed by or otherwise affiliated with Vulcan or any of its subsidiaries. The only commitment given to us by each of the Nominees is that he or she will stand for election to the Vulcan Board and, if elected, will serve on the Vulcan Board. Each of the Nominees has specifically acknowledged that there is not, and cannot be, any agreement between any of them and Martin Marietta regarding the decisions he or she will make as a director of Vulcan. Accordingly, we expect that the Nominees will exercise their independent judgment in all matters before the Vulcan Board in accordance with their fiduciary duties to Vulcan and the Vulcan shareholders and applicable law. The Nominees were nominated by Martin Marietta in accordance with the procedures set forth in Vulcan’s By-Laws and applicable law and, to date, Vulcan has not advised Martin Marietta or any of the Nominees of any alleged deficiencies with respect thereto.

On December 12, 2011, we proposed to Vulcan a stock-for-stock, tax-free transaction, in which each outstanding share of Vulcan common stock would be exchanged for 0.50 shares (the “Exchange Ratio”) of Martin Marietta common stock, par value $0.01 per share (“Martin Marietta common stock”). On the same date, we commenced an exchange offer (the “Exchange Offer”) for all of the outstanding shares of Vulcan common stock at the Exchange Ratio, upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO and the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents, and as amended and supplemented from time to time, the “Exchange Offer Documents”) initially filed by us with the SEC on December 12, 2011. The purpose of the Exchange Offer is for Martin Marietta to acquire all of the outstanding shares of Vulcan common stock in order to combine the businesses of Martin Marietta and Vulcan. The Exchange Offer will expire at 5:00 p.m., New York City time, on May 18, 2012, which is the initial expiration date, unless further extended by Martin Marietta. For a more complete description of the terms of the Exchange Offer, including conditions of the Exchange Offer and certain federal income tax consequences of the Exchange Offer, please see the Exchange Offer Documents. We can terminate the Exchange Offer if, among other things, we enter into a definitive agreement with Vulcan providing for a merger or other business combination pursuant to which the parties agree that the Exchange Offer will be terminated. Martin Marietta intends to continue to seek to negotiate with Vulcan with respect to the combination of Martin Marietta and Vulcan.

We are soliciting your vote because we believe, based on Vulcan’s outright rejection of our proposal and refusal, as of the date of this preliminary proxy statement, to discuss our business combination, that the current directors of Vulcan are not acting, and will not act, in your best interests with respect to our proposal for a business combination between Vulcan and Martin Marietta. Since commencing the Exchange Offer, we have repeatedly expressed a desire to enter into negotiations with Vulcan regarding a business combination. The Vulcan Board, however, has rejected our offer and, to date, Vulcan has been unwilling to negotiate with us. Despite the fact that we believe that a business combination between Vulcan and Martin Marietta has significant industrial logic and is a compelling value-enhancing opportunity for Vulcan shareholders, the Vulcan Board (including the five incumbent directors with terms expiring at the Annual Meeting—Philip J. Carroll, Jr.; Philip W. Farmer; H. Allen Franklin; Richard T. O’Brien; and Donald B. Rice) has recommended that the Vulcan shareholders not tender any shares to Martin Marietta in the Exchange Offer.

We nominated the Nominees and are sending you this proxy statement and accompanying BLUE proxy card or BLUE voting instruction form to give you a direct voice with respect to our proposal for a business combination with Vulcan. We believe that the election of the Nominees will demonstrate that the Vulcan shareholders support a combination with Martin Marietta and want Vulcan to enter into negotiations with us.

The election of our Nominees is also an important step toward a possible transaction because, although the Nominees are independent, we anticipate that, if the Nominees are elected, they would focus on the best value-enhancing strategy for Vulcan shareholders and, in reviewing the proposed business combination transaction, would act in the best interests of Vulcan and the Vulcan shareholders in accordance with their fiduciary duties as directors and applicable law. In this regard, Martin Marietta is not aware of any specific plans or strategies of any Nominee with respect to the proposed transaction. In addition, each of the Nominees has delivered a representation and agreement whereby such Nominee represented that he or she has not committed to any person, and acknowledged that there cannot be any agreement, arrangement or understanding with any person, as to how the Nominee, if elected as a director of Vulcan, would act or vote. Even if all five of the Nominees are elected at the Annual Meeting, they will constitute a minority of the Vulcan Board (i.e., five out of eleven directors). However, if elected, it is possible that our Nominees could try to persuade Vulcan’s other board members to support and facilitate the offer (for example, by expressing their views, which we expect will be independent, on the proposed transaction at a Vulcan Board meeting) should the Nominees, as new directors, deem it appropriate to do so in the exercise of their fiduciary duties to Vulcan and the Vulcan shareholders. We believe the Nominees will act in the best interests of the Vulcan shareholders.

According to publicly available information, Vulcan’s shareholders of record, as of the record date, will be entitled to vote at the Annual Meeting. According to Vulcan’s Schedule 14D-9, filed with the SEC on December 22, 2011 (the “Schedule 14D-9”), as of December 12, 2011 there were 129,232,928 shares of Vulcan common stock outstanding.

The affirmative vote of a plurality of the votes cast is required to elect each of the Nominees. To determine the number of votes cast with respect to the election of the Nominees, only those cast “For” are included (abstentions, broker non-votes and “Withheld” votes are counted only to determine whether a quorum is present at the meeting, are not considered votes cast, and thus will not affect the outcome of the vote on the election of directors). A majority of the votes cast is required to approve the advisory vote on executive compensation and to ratify the appointment of Deloitte & Touche LLP. To determine the number of votes cast with respect to the advisory vote on executive compensation and the ratification of the appointment of Deloitte & Touche LLP, only those cast “For” or “Against” are included (abstentions and broker non-votes are counted only to determine whether a quorum is present at the meeting, are not considered votes cast, and thus will not affect the outcome of the vote on these proposals).

IMPORTANT

WE ARE NOT ASKING YOU TO VOTE ON OR TO APPROVE OUR PROPOSAL FOR A BUSINESS COMBINATION WITH VULCAN AT THIS TIME. HOWEVER, A VOTE “FOR” EACH OF THE NOMINEES WILL SEND A CLEAR MESSAGE TO THE VULCAN BOARD THAT IT SHOULD GIVE PROPER CONSIDERATION TO OUR PROPOSAL AND MAY BE AN IMPORTANT STEP IN FACILITATING NEGOTIATIONS BETWEEN MARTIN MARIETTA AND VULCAN WITH RESPECT TO A BUSINESS COMBINATION TRANSACTION.

IN ORDER TO RECEIVE SHARES OF MARTIN MARIETTA COMMON STOCK IN THE EXCHANGE OFFER, YOU MUST TENDER YOUR SHARES OF VULCAN COMMON STOCK PURSUANT TO THE EXCHANGE OFFER AND THE EXCHANGE OFFER DOCUMENTS (AND NOT THIS PROXY STATEMENT) AND ALL THE CONDITIONS TO THE EXCHANGE OFFER MUST BE SATISFIED OR WAIVED.

YOUR VOTE FOR THE ELECTION OF THE NOMINEES AS VULCAN DIRECTORS DOES NOT OBLIGATE YOU TO TENDER YOUR SHARES PURSUANT TO THE EXCHANGE OFFER AND DOES NOT AFFECT YOUR RIGHT TO WITHDRAW YOUR VULCAN SHARES IF THEY HAVE BEEN TENDERED.

EVEN IF YOU HAVE ALREADY TENDERED YOUR SHARES OF VULCAN COMMON STOCK PURSUANT TO THE EXCHANGE OFFER AND THE EXCHANGE OFFER DOCUMENTS, IN ORDER TO ELECT THE NOMINEES, IT IS STILL NECESSARY FOR YOU TO VOTE YOUR VULCAN SHARES BY RETURNING THE ENCLOSED BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM (OR BY SUBMITTING YOUR VOTING INSTRUCTIONS BY INTERNET OR TELEPHONE AS DESCRIBED ON THE ENCLOSED BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM).

THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO EXCHANGE, OR A SOLICITATION OF AN OFFER TO EXCHANGE, SHARES OF VULCAN COMMON STOCK, NOR IS IT A SUBSTITUTE FOR THE EXCHANGE OFFER DOCUMENTS. THE REGISTRATION STATEMENT ON FORM S-4 RELATING TO THE EXCHANGE OFFER HAS NOT YET BECOME EFFECTIVE.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, AND WILL CONTAIN, IMPORTANT INFORMATION.

THIS SOLICITATION IS BEING MADE BY MARTIN MARIETTA AND NOT ON BEHALF OF THE VULCAN BOARD OR VULCAN’S MANAGEMENT.

EXCEPT AS DISCLOSED HEREIN OR IN THE EXCHANGE OFFER DOCUMENTS, NONE OF MARTIN MARIETTA OR, TO MARTIN MARIETTA’S KNOWLEDGE, ANY OF THE NOMINEES, HAS ANY ADDITIONAL OR ALTERNATIVE PLANS REGARDING THE EXCHANGE OFFER OR ANOTHER BUSINESS COMBINATION WITH VULCAN.

WHETHER OR NOT YOU INTEND TO ATTEND THE ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. WE URGE YOU TO MAKE YOUR VIEWS CLEAR TO THE VULCAN BOARD BY AUTHORIZING A PROXY TO VOTE WITH RESPECT TO THE NOMINEES BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM AS SOON AS POSSIBLE.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW VULCAN SHARES YOU OWN.

Please follow the instructions on the enclosed BLUE proxy card or BLUE voting instruction form to submit your voting instructions today “FOR” each of the Nominees.

If your shares of Vulcan common stock are held in your own name, please authorize a proxy to vote by signing and returning the enclosed BLUE proxy card in the postage-paid envelope provided.

If your shares of Vulcan common stock are held in “street name” with a brokerage firm, bank or other nominee as of the close of business on the record date, only that holder of record can vote those shares and such holder of record may only do so upon receipt of your instructions on the enclosed BLUE voting instruction form to vote your Vulcan shares. Accordingly, it is critical that you promptly give instructions to your brokerage firm, bank or other nominee to vote for the election of the Nominees. Please do so for each account you maintain.

This proxy statement is dated [          ], 2012. You should not assume that the information contained in this proxy statement is accurate as of any date other than such date, and the mailing of this proxy statement to Vulcan shareholders shall not create any implication to the contrary. You are advised to read this proxy statement and other relevant documents when they become available because they contain, and will contain, important information.

If you have any questions about voting or if you require assistance, please contact Martin Marietta’s proxy solicitor:

MORROW & CO., LLC

470 West Avenue

Stamford, CT 06902

Shareholders May Call Toll Free: (877) 757-5404

Banks and Brokerage Firms May Call Collect: (203) 658-9400

Email: blueproxy@morrowco.com

Important Notice Regarding the Availability of Proxy Materials and our BLUE Proxy Card or BLUE Voting Instruction Form for the 2012 Annual Meeting of Shareholders of Vulcan Materials Company to Be Held on [          ], 2012:

This proxy statement is available at http://[          ].

REASONS TO VOTE FOR MARTIN MARIETTA’S NOMINEES

Martin Marietta urges all holders of shares of Vulcan common stock to vote “FOR” the election of each of the Nominees.

We believe that Vulcan shareholders deserve directors who will act in the best interests of Vulcan and its shareholders and that the independent Nominees, if elected to the Vulcan Board, will act in the best interests of Vulcan and its shareholders.

•	A vote FOR the election of each of the Nominees lets the Vulcan Board and management know that you want directors who Martin Marietta believes will act in the best interests of Vulcan shareholders.

•

A vote FOR the election of each of the Nominees lets the Vulcan Board and management know that you want the opportunity to consider and accept the Exchange Offer or have the Vulcan Board consider a negotiated business combination with Martin Marietta.

By voting for the Nominees, we believe Vulcan shareholders can demonstrate to the Vulcan Board and management their support for an independent Vulcan Board focused on creating shareholder value and for the Vulcan Board to engage constructively with Martin Marietta regarding a business combination transaction.

QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION

The following are some of the questions you may have as a shareholder of Vulcan, as well as the answers to those questions. The following is not a substitute for the information contained in this proxy statement, and the information contained below is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement. We urge you to read this proxy statement carefully and in its entirety.

Who is making this solicitation?

The solicitation for election of the Nominees at the Annual Meeting is being made by Martin Marietta and certain other participants.

Martin Marietta is a leading producer of aggregates (crushed stone, sand and gravel) for the construction industry, including infrastructure, nonresidential, residential, railroad ballast, agricultural and chemical grade stone used in environmental applications. Martin Marietta conducts its operations through four reportable business segments: Mideast Group, Southeast Group, West Group (collectively, the “Aggregates business”) and Specialty Products. Martin Marietta’s annual net sales and earnings are predominantly derived from its Aggregates business, which processes and sells granite, limestone, and other aggregates products from a network of 304 quarries, distribution facilities and plants to customers in 31 states, Canada, the Bahamas and the Caribbean Islands. The Aggregates business’ products are used primarily by commercial customers principally in domestic construction of highways and other infrastructure projects and for nonresidential and residential building development. Aggregates products are also used in the railroad, environmental, utility and agricultural industries. The Specialty Products segment produces magnesia-based chemicals products used in industrial, agricultural and environmental applications and dolomitic lime sold primarily to customers in the steel industry.

For additional information regarding Martin Marietta, please see the section entitled “Certain Information Regarding Martin Marietta.” For information regarding directors, executive officers and certain employees of Martin Marietta who may assist in the solicitation of proxies, please see Annex A to this proxy statement.

What are we asking you to vote for?

We are asking you to vote FOR the following action:

1.	election of Philip R. Lochner, Jr., J. Keith Matheney, Edward W. Moneypenny, Karen R. Osar, and V. James Sardo to serve on the Vulcan Board as directors for three-year terms expiring in 2015 and until their successors are duly elected and qualified, in accordance with Vulcan’s Articles of Incorporation and By-Laws, to replace the five current directors of Vulcan whose terms expire at the Annual Meeting.

Please see the section entitled “Proposal 1: Election of the Nominees” for a more complete description of the Nominees and related matters.

We are not making recommendations with respect to the Say On Pay Proposal or the Accountant Ratification Proposal and intend to “ABSTAIN” with respect to these proposals if we do not receive specific voting instructions from shareholders.

Who are the Nominees?

We are proposing that Philip R. Lochner, Jr., J. Keith Matheney, Edward W. Moneypenny, Karen R. Osar, and V. James Sardo serve on the Vulcan Board as directors for three-year terms expiring in 2015 and until their successors are duly elected and qualified, in accordance with Vulcan’s Articles of Incorporation and By-Laws, to replace the five current directors of Vulcan whose terms expire at the Annual Meeting. Based on publicly available information, the Vulcan Board currently consists of eleven directors who are divided into three classes, with the term of office of one class expiring each year. One class is elected at each annual meeting, and each director is chosen to serve until the third succeeding annual meeting of shareholders.

We believe the Nominees are highly qualified to serve as directors on the Vulcan Board, are independent within the meaning of the listing standards of the NYSE and meet the eligibility requirements of Vulcan’s Director Independence Criteria as available on Vulcan’s website at www.vulcanmaterials.com. In addition, we believe the Nominees are independent under the heightened independence standards applicable to audit committee members under the rules of the NYSE and the SEC. None of the Nominees are employed by or otherwise affiliated with Martin Marietta or any of Martin Marietta’s subsidiaries, or has any relationship with Martin Marietta (except for the agreements described in the section entitled “Arrangements between Martin Marietta and the Nominees” in this proxy statement). None of the Nominees are employed by or otherwise affiliated with Vulcan or any of its subsidiaries. The only commitment given to us by each of the Nominees is that he or she will stand for election to the Vulcan Board and, if elected, will serve on the Vulcan Board. Each of the Nominees has specifically acknowledged that there is not, and cannot be, any agreement between any of them and Martin Marietta regarding the decisions they will make as a director of Vulcan. Accordingly, we expect that the Nominees will exercise their independent judgment in all matters before the Vulcan Board in accordance with their fiduciary duties to Vulcan and the Vulcan shareholders and applicable law.

The principal occupation, business experience and certain other information with respect to each Nominee are set forth in this proxy statement under the section entitled “Proposal 1: Election of the Nominees,” which we urge you to read.

Why are we soliciting your vote?

On December 12, 2011, we proposed to Vulcan a stock-for-stock, tax-free transaction, in which each outstanding share of Vulcan common stock would be exchanged for 0.50 shares of Martin Marietta common stock. On the same date, we commenced the Exchange Offer for all of the outstanding shares of Vulcan common stock at the Exchange Ratio, upon the terms and subject to the conditions set forth in the Exchange Offer Documents.

We are soliciting your vote because we believe, based on Vulcan’s outright rejection of our proposal and refusal, as of the date of this preliminary proxy statement, to discuss our business combination, that the current directors of Vulcan are not acting, and will not act, in your best interests with respect to our proposal for a business combination between Vulcan and Martin Marietta. Since commencing the Exchange Offer, we have repeatedly expressed a desire to enter into negotiations with Vulcan regarding a business combination. The Vulcan Board, however, has rejected our offer and, to date, Vulcan has been unwilling to negotiate with us. Despite the fact that we believe that a business combination between Vulcan and Martin Marietta has significant industrial logic and is a compelling value-enhancing opportunity for Vulcan shareholders, the Vulcan Board (including the five incumbent directors with terms expiring at the Annual Meeting—Philip J. Carroll, Jr.; Philip W. Farmer; H. Allen Franklin; Richard T. O’Brien; and Donald B. Rice) has recommended that Vulcan shareholders not tender any shares to Martin Marietta in the Exchange Offer.

We nominated the Nominees and are sending you this proxy statement and accompanying BLUE proxy card or BLUE voting instruction form to give you a direct voice with respect to our proposal for a business combination between Vulcan and Martin Marietta. We believe that the election of the Nominees will demonstrate that Vulcan shareholders support a combination with Martin Marietta and want Vulcan to enter into negotiations with us.

The election of our Nominees is also an important step toward a possible transaction because, although the Nominees are independent, we anticipate that, if the Nominees are elected, they would focus on the best value-enhancing strategy for Vulcan shareholders and, in reviewing the proposed business combination transaction, would act in the best interests of Vulcan and the Vulcan shareholders in accordance with their fiduciary duties as directors and applicable law. In this regard, Martin Marietta is not aware of any specific plans or strategies of any Nominee with respect to the proposed transaction. In addition, each of the Nominees has delivered a representation and agreement whereby such Nominee represented that he or she has not committed to any person, and acknowledged that there cannot be any agreement, arrangement or understanding with any person, as to how the Nominee, if elected as a director of Vulcan, would act or vote. Even if all five of the Nominees are elected at the Annual Meeting, they will constitute a minority of the Vulcan Board (i.e., five out of eleven directors). However, if elected, it is possible that our Nominees could try to persuade Vulcan’s other board members to support and facilitate the offer (for example, by expressing their views, which we expect will be independent, on the proposed transaction at a Vulcan Board meeting) should the Nominees, as new directors, deem it appropriate to do so in the exercise of their fiduciary duties to Vulcan and the Vulcan shareholders. We believe the Nominees will act in the best interests of the Vulcan shareholders.

If I vote for the Nominees, am I agreeing to a business combination between Vulcan and Martin Marietta or agreeing to tender my shares to Martin Marietta?

No. Although the election of our Nominees to the Vulcan Board is an important step toward a potential business combination with Martin Marietta, we are not asking Vulcan’s shareholders to tender their shares by means of this proxy solicitation or to consent to or vote on a merger with Martin Marietta at this time. Even if all five of our Nominees are elected at the Annual Meeting, they will still only constitute a minority of the Vulcan Board (i.e., five out of eleven directors). Moreover, the five Nominees have not committed to support our proposed business combination, and we expect that the Nominees will exercise their independent judgment in all matters before the Vulcan Board in accordance with their fiduciary duties to Vulcan and the Vulcan shareholders and applicable law.

If a combination of the businesses of Martin Marietta and Vulcan has not occurred by such time, Martin Marietta presently intends to nominate additional persons to be considered for election to the Vulcan Board at Vulcan’s 2013 annual meeting of shareholders and ultimately to replace a majority of the directors of Vulcan with its own nominees.

If I have already tendered my shares in the Exchange Offer, do I still need to vote for the Nominees at the Annual Meeting?

Yes. Even if you have already tendered your shares of Vulcan common stock pursuant to the Exchange Offer and the Exchange Offer Documents, in order to elect the Nominees, it is still necessary for you to vote your

Vulcan shares in favor of the election of the Nominees by returning the enclosed BLUE proxy card or BLUE voting instruction form (or by submitting your voting instructions by Internet or telephone as described on the enclosed BLUE proxy card or BLUE voting instruction form).

Who can vote at the Annual Meeting?

According to publicly available information, all Vulcan shareholders of record, as of the record date, [          ], 2012, will be entitled to vote at the Annual Meeting. According to Vulcan’s Schedule 14D-9, as of December 12, 2011, there were 129,232,928 shares of Vulcan common stock outstanding. Each share of Vulcan common stock is entitled to one vote on each matter properly brought before the meeting.

Many Vulcan shareholders hold their shares through a brokerage firm, bank or other nominee, rather than directly in their own name. As summarized below, there are distinctions between shares held of record and those owned beneficially:

•

Shareholder of Record—If your shares are registered directly in your name with Vulcan’s transfer agent, Bank of New York Mellon, you are considered the shareholder of record of those shares. As the shareholder of record, you can submit your voting instructions by Internet, telephone or mail as described on the enclosed BLUE proxy card.

•

Beneficial Owner—If your shares are held by a brokerage firm, bank or other nominee, you are considered the beneficial owner of shares held in “street name.” In order for those shares to be voted at the Annual Meeting, you must provide your brokerage firm, bank or other nominee instructions to vote your Vulcan shares. Please follow the instructions on the BLUE voting instruction form provided by your brokerage firm, bank or other nominee to direct them as to how to vote your Vulcan shares at the Annual Meeting. You may vote your shares in person at the meeting only if you obtain a “legal” proxy from your brokerage firm, bank or other nominee. You also should be able to submit your voting instructions by Internet, telephone or mail as described on the enclosed BLUE voting instruction form.

What constitutes a quorum for the Annual Meeting?

A majority of the issued and outstanding shares of the Vulcan common stock entitled to vote, represented in person or by proxy, is required to constitute a quorum. If a quorum is not present at the time of the Annual Meeting, the meeting may be adjourned by less than a quorum. If no new record date is fixed, notice of the adjourned meeting need not be given if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken and at the adjourned meeting only such business as might have been transacted at the original meeting may be transacted. Abstentions, broker non-votes and “Withheld” votes are counted only to determine whether a quorum is present at the meeting (these are not considered votes cast, and thus will not affect the outcome of the vote).

How many votes must be voted in favor of the Nominees to elect them?

The affirmative vote of a plurality of the votes cast is required to elect each of the Nominees. For this purpose, “plurality” means that the individuals receiving the largest number of votes are elected as directors, up to the maximum number of directors to be elected. Accordingly, at the Annual Meeting, the five nominees who receive the greatest number of votes cast by Vulcan’s shareholders will be elected as directors. Vulcan’s By-Laws do not provide for cumulative voting and, accordingly, Vulcan’s shareholders do not have cumulative voting rights with respect to the election of directors.

How many votes must be voted in favor of the other proposals?

A majority of the votes cast is required to approve the advisory vote on executive compensation and to ratify the appointment of Deloitte & Touche LLP.

How may Vulcan’s shareholders vote their shares?

You can vote your shares of Vulcan common stock for the election of the Nominees and the other proposals in one of four ways:

•

By Telephone—Submit a proxy by telephone by following the voting instructions on the enclosed BLUE proxy card or BLUE voting instruction form. Your telephone vote authorizes the proxies to vote your shares of Vulcan common stock in the same manner as if you had signed and returned a BLUE proxy card or BLUE voting instruction form.

•

By Internet—Submit a proxy via the Internet by following the voting instructions on the enclosed BLUE proxy card or BLUE voting instruction form. Internet voting procedures are designed to authenticate your identity, allow you to have your shares of Vulcan common stock voted and confirm that your instructions have been properly recorded. Your submission of a proxy by Internet authorizes the proxies to vote your shares of Vulcan common stock in the same manner as if you had signed and returned a BLUE proxy card or BLUE voting instruction form.

•	By Mail—Sign, date and promptly mail the enclosed BLUE proxy card or BLUE voting instruction form in the enclosed postage-paid envelope.

•

In Person—Shareholders of record may vote shares held in their name in person at the Annual Meeting. Shares for which a shareholder is the beneficial owner but not the shareholder of record may be voted in person at the Annual Meeting only if such shareholder is able to obtain a “legal” proxy from the brokerage firm, bank or other nominee that holds the shareholder’s shares.

Please note that if your shares of Vulcan common stock are held in “street name” by a brokerage firm, bank or other nominee, you must follow the instructions set forth in the BLUE voting instruction form provided by your brokerage firm, bank or other nominee to vote your Vulcan shares.

We urge you NOT to sign or return Vulcan’s [WHITE] proxy card or otherwise provide proxies sent to you by Vulcan. If you have already done so and your shares are registered in your name, you may revoke your previously signed proxy by signing and returning a later-dated BLUE proxy card in the enclosed postage-paid envelope, by submitting a proxy by telephone or Internet (instructions appear on your BLUE proxy card), by attending the Annual meeting and voting in person or by delivering a written notice of revocation to Martin Marietta c/o Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, or to the Corporate Secretary of Vulcan at Corporate Secretary, Vulcan Materials Company, 1200 Urban Center Drive, Birmingham, Alabama 35242. Only your latest dated proxy or your vote in person at the Annual Meeting will be counted.

Please note that if your shares of Vulcan common stock are held in “street name” by a brokerage firm, bank or other nominee, you must follow the instructions set forth in the BLUE voting instruction form provided by your brokerage firm, bank or other nominee to revoke your earlier vote.

Owners of shares of Vulcan common stock as of the close of business on the record date are urged to submit a BLUE proxy card or BLUE voting instruction form, even if your shares were sold after the record date.

How can the proxies be revoked?

A shareholder of record may revoke or change his or her proxy instructions, including proxies already given to Vulcan (including Vulcan’s [WHITE] proxy cards), at any time prior to the vote at the Annual Meeting by:

•	submitting a later-dated proxy by telephone or Internet as to how you would like your shares voted (instructions are on your BLUE proxy card);

•	submitting a properly executed, later-dated BLUE proxy card;

•

attending the Annual Meeting and revoking any previously submitted proxy by voting in person by written ballot (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

•

delivering written notice of revocation either to Martin Marietta c/o Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, or the Corporate Secretary of Vulcan at Corporate Secretary, Vulcan Materials Company, 1200 Urban Center Drive, Birmingham, Alabama 35242, or any other address provided by Vulcan for these purposes.

For information on the revocation of proxies, please see the section titled “Voting and Proxy Procedures—Revocation of Proxies.”

Please note that if your shares of Vulcan common stock are held in “street name” by a brokerage firm, bank or other nominee, you must follow the instructions set forth in the BLUE voting instruction form provided by your brokerage firm, bank or other nominee to revoke your earlier vote. Submitting a later-dated BLUE voting instruction form by telephone or internet, or mailing a later-dated BLUE voting instruction form, will revoke a previously cast vote.

How will your shares be voted if the enclosed BLUE proxy card or BLUE voting instruction form is signed and returned but no specific direction on voting is given?

If you properly sign and return the enclosed BLUE proxy card or BLUE voting instruction form but do not specify how to vote, the named proxies will:

•	vote your Vulcan shares “FOR” the election of each of the Nominees;

•	vote your Vulcan shares “ABSTAIN” with respect to the Say On Pay Proposal;

•	vote your Vulcan shares “ABSTAIN” with respect to the Accountant Ratification Proposal; and

•	vote on such other business as may properly come before the Annual Meeting, but are not known a reasonable time prior to this solicitation, in the named proxies’ discretion.

If your shares are held in “street name” by your brokerage firm, bank or other nominee, will your brokerage firm, bank or other nominee vote your Vulcan shares for you?

Your brokerage firm, bank or other nominee will not vote your shares of Vulcan common stock on your behalf unless you provide instructions to your brokerage firm, bank or other nominee on how to vote. You should follow the instructions set forth in the BLUE voting instruction form provided by your brokerage firm, bank or other nominee regarding how to instruct your brokerage firm, bank or other nominee to vote your Vulcan shares. Without your instructions, your shares will not be voted FOR the election of the Nominees, or on any other proposals. Accordingly, it is critical that you promptly give instructions to your brokerage firm, bank or other nominee to vote for the election of the Nominees.

What does it mean if I receive more than one BLUE proxy card or BLUE voting instruction form?

If you hold your Vulcan shares in multiple registrations, or in both registered and “street name,” you will receive a BLUE proxy card and/or BLUE voting instruction form for each account. Please sign, date and return all BLUE proxy cards and BLUE voting instruction forms you receive. If you choose to vote by phone or Internet, please vote each BLUE proxy card and BLUE voting instruction form you receive. Only your last dated proxy for each account will be voted.

Who is paying for the solicitation on behalf of Martin Marietta?

We will pay all costs of the solicitation of proxies on behalf of Martin Marietta for the Annual Meeting, and we will not seek reimbursement of those costs from Vulcan.

When and where will the Annual Meeting be held?

The Annual Meeting will be held on [          ], 2012, at [          ], at [          ].

Whom should I call if I have any questions about the solicitation?

If you have any questions, or need assistance in voting your shares, please call our proxy solicitor, Morrow & Co., LLC, toll free at (877) 757-5404. Banks and brokerage firms may call collect at (203) 658-9400.

BACKGROUND OF THE SOLICITATION

In considering whether to make an offer to enter into a business combination with Vulcan, the Martin Marietta board of directors believed, based on the prior discussions between the parties, that further efforts would not likely lead to a definitive agreement within a reasonable period of time. For this reason, as well as our belief in the significant value enhancement potential of the combination for Vulcan and Martin Marietta shareholders, on December 12, 2011, Martin Marietta commenced the Exchange Offer by filing the Exchange Offer Documents with the SEC, delivering a request to Vulcan pursuant to Rule 14d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and issuing a press release regarding the commencement of the Exchange Offer.

During the late 1990’s and through the early 2000’s, the aggregates industry experienced significant consolidation. Martin Marietta actively participated in this industry consolidation, acquiring more than 60 small to mid-size businesses from 1995 through 2005. Since that time, Martin Marietta management has focused on returning value to shareholders through stock repurchases and dividends, investing in upgrades and expansions to its plants and properties and divesting under-performing assets. The actions and decisions taken by management have enabled Martin Marietta to control production costs and selling, general and administrative expenses, and achieve solid and profitable financial performance during the recessionary economy that has impacted the construction aggregates industry since 2008. Martin Marietta’s board of directors and management regularly review business strategy and growth opportunities, and from time to time have received advice from outside financial and legal advisors in connection with its reviews.

On several occasions beginning in 2002, senior executives of Martin Marietta and Vulcan have discussed a possible business combination transaction involving the two companies. In August 2002, at the request of Donald M. James, Vulcan’s chairman and chief executive officer, Stephen P. Zelnak, Jr., then chairman, president and chief executive officer of Martin Marietta, met with Mr. James at Martin Marietta’s headquarters in Raleigh, North Carolina, and discussed the benefits of a potential combination of Martin Marietta and Vulcan. The discussion did not progress beyond initial conversations.

In early 2005, Mr. James called Mr. Zelnak and proposed a combination of Martin Marietta and Vulcan, in which Vulcan would exchange stock and cash for Martin Marietta stock. Mr. James again reiterated that the combination rationale for the two companies would be strong and would present meaningful synergies and value for both sets of shareholders. Mr. Zelnak and Mr. James met in Charlotte, North Carolina to discuss the potential terms and structure of a business combination transaction, as well as governance and employment issues related to the combined company. Although Mr. Zelnak and Mr. James agreed that a business combination would result in benefits to both companies and their shareholders, the discussions did not progress beyond initial conversations.

In August 2006, Martin Marietta hired C. Howard Nye as president and chief operating officer. Shortly after he assumed his new position, Mr. James saw Mr. Nye at an industry trade association meeting, and suggested that a combination of Martin Marietta and Vulcan would have substantial benefits and should be discussed by them in the future. In the intervening period, Martin Marietta continued to consider potential opportunities relating to Vulcan, although during such time there were no discussions or other contacts with Vulcan regarding such potential opportunities. In September 2009, Mr. Nye received a call from Mr. James, who suggested to Mr. Nye that they discuss a possible combination of Martin Marietta and Vulcan. In response, Mr. Nye indicated that he would be interested in discussing with Mr. James a potential stock-for-stock merger of the companies. The discussion did not progress beyond initial conversations.

In early 2010, Mr. Nye was elected chief executive officer of Martin Marietta. At the time, Martin Marietta and the construction materials industry globally were experiencing recessionary economic conditions, and the company’s sales volumes had decreased by approximately 40% since peak volumes in 2006. Mr. Nye implemented cost-cutting measures and took steps to strengthen Martin Marietta’s balance sheet which allowed Martin Marietta to maintain its investment grade debt rating and its dividend levels. In addition, Mr. Nye initiated a strategic review of Martin Marietta’s operations and potential growth opportunities. In connection with this review, Martin Marietta’s senior management had discussions with several outside advisory firms (including Deutsche Bank Securities Inc., or “Deutsche Bank,” and J.P. Morgan Securities LLC, or “J.P. Morgan”) regarding strategic opportunities for long-term growth and began to assess a strategic business combination with Vulcan as a means to enhance Martin Marietta shareholder value.

On April 22, 2010, Mr. Nye and Mr. James met while attending an industry trade association meeting. Mr. James suggested to Mr. Nye that they discuss a possible combination of Martin Marietta and Vulcan. In response, Mr. Nye indicated that he would be interested in discussing with Mr. James a potential stock-for-stock merger of the companies. They discussed their preliminary views on potential overlaps in the businesses, the expected level of cost synergies, the structure of the transaction as a stock-for-stock merger, the importance of a short timeline for completing a transaction, the location of headquarters for the combined company and continuing roles for the chief executive officers of both companies. Mr. Nye and Mr. James agreed that the parties should continue their discussions and agreed to meet again to discuss a potential business combination in more detail, including the structure of a possible transaction, impediments to the combination of the companies and potential synergies that could result from a combination. Mr. James and Mr. Nye agreed to schedule a subsequent meeting to discuss the possibility of a combination of the two companies, and had several telephone conversations in late April 2010 in which they discussed the potential benefits of a combination to both companies and their respective shareholders. In connection with these discussions, the parties entered into a confidentiality agreement on May 3, 2010, which did not contain a standstill provision.

On May 5, 2010, Mr. James and Mr. Nye spoke by telephone, and agreed to schedule a meeting between their respective general counsels, chief financial officers and external legal advisors to discuss the structure of a business combination, possible divestitures that could be required by antitrust regulators, the potential synergies to be realized from a combination and tax matters. Mr. James and Mr. Nye agreed to speak again the following week, and agreed that they would discuss social issues at that time.

On May 11, 2010, Mr. Nye and Mr. James spoke further by telephone about a possible business combination transaction. Mr. James suggested that the transaction be structured as a merger of equals without a premium to shareholders of Martin Marietta or Vulcan. Mr. Nye told Mr. James that the exchange ratio in any transaction should reflect the relative contributions of the two companies and the corporate governance of the combined company going forward. They also discussed the roles of each of Mr. James and Mr. Nye in the combined company, and corporate governance of the combined company, in general. Mr. James and Mr. Nye discussed blending the boards of directors of the two companies to create the board of directors of the combined company, and filling senior management positions with the best candidates from each of Martin Marietta and Vulcan. They also discussed possible names of the combined company. Mr. James and Mr. Nye then discussed potential synergies, and Mr. Nye expressed his view that, based on the cost savings measures he had implemented at Martin Marietta, he believed that as chief executive officer of the combined company, he could extract similar cost synergies at the combined company. Mr. Nye also presented to Mr. James his view of an operating structure for the combined company. Mr. James indicated that he would consider Mr. Nye’s views as to potential synergies and how to most effectively realize synergies in a business combination. Mr. James suggested a structure in which assets required to be divested to satisfy regulatory requirements would be put into a separate company and spun off to shareholders in a tax-free transaction, and noted that management that did not remain with the combined company could have continuing roles with the new entity. Mr. Nye and Mr. James agreed to update their respective boards of directors and continue their discussions if appropriate.

On May 17, 2010, Mr. Nye and Mr. James spoke by telephone, and each indicated that he had been instructed by his board of directors to continue discussions in order to determine whether a transaction in the best interests of shareholders of both companies was achievable. Mr. Nye and Mr. James agreed to meet again after their legal and financial teams had met. Mr. James also requested that Mr. Nye send him a proposal for the organizational structure of the combined company in advance of the meeting of the financial teams.

On May 19, 2010, Roselyn Bar, general counsel of Martin Marietta, Robert Wason, general counsel of Vulcan, and representatives of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Martin Marietta, McDermott Will & Emery LLP, antitrust counsel to Martin Marietta, and Wachtell, Lipton, Rosen & Katz, counsel to Vulcan, met in New York City and discussed possible transaction structures, potential impediments to a business combination transaction, tax matters and potential business overlaps that could require divestitures. The legal teams did not identify any significant impediments to a business combination transaction, and agreed to report their conclusions to their respective chief executive officers.

On May 21, 2010, as requested by Mr. James, Mr. Nye sent Mr. James a proposed organizational structure to support Martin Marietta’s view of achievable cost synergies for the combined company. Mr. Nye and Mr. James spoke by telephone later that day, and agreed the organizational structure proposed by Mr. Nye was a viable framework for the financial teams to discuss potential cost synergies resulting from a business combination. Mr. Nye instructed the Martin Marietta financial team to continue working on an analysis of potential cost synergies within the framework of the organizational structure proposed by Mr. Nye to Mr. James.

On May 25, 2010, Anne Lloyd, the chief financial officer of Martin Marietta, met with Dan Sansone, the chief financial officer of Vulcan, in Atlanta and discussed potential synergies resulting from, and transaction costs associated with, a business combination. Ms. Lloyd indicated that a reconciliation of the tax bases of the two companies would be required to determine the tax leakage that could result from a business combination, and to develop a strategy for selling or spinning-off assets that would be divested to satisfy regulatory requirements. Ms. Lloyd presented Martin Marietta’s work with regard to synergies, including an organizational chart and potential cost synergies relating to the elimination of overhead and duplicative services. Mr. Sansone indicated that he was not prepared or authorized to discuss synergies at that time, but that he would review any information that Martin Marietta provided. The financial teams of the two companies agreed that Martin Marietta would provide to Vulcan further information and data to support its estimates of synergies.

On June 16, 2010, Mr. Nye and Mr. James met in New York City. At the meeting, Mr. Nye and Mr. James discussed the location of the headquarters of the combined company and several possible names for the combined company, and were in substantial agreement with respect to those matters. Mr. James and Mr. Nye also discussed potential synergies resulting from a business combination. Mr. James indicated that he believed a combination of the two companies would result in approximately $100 million in synergies, and that he did not believe that the combination would result in synergies at the $175 million to $200 million levels that Mr. Nye believed were achievable. Mr. James requested that Mr. Nye give further consideration to an appropriate exchange ratio for a stock-for-stock merger of the two companies. Mr. James also stated Vulcan’s position that Mr. James be chief executive officer of the combined company for a period of three years, followed by an additional period of three years in which he would serve as executive chairman of the board of directors. Mr. Nye responded that the Martin Marietta board of directors had confidence in its current management team and had recently transitioned management responsibilities to Mr. Nye after the retirement of Mr. Zelnak pursuant to a succession plan, noting that Martin Marietta’s board of directors believed that there was inadequate succession planning at Vulcan. Mr. Nye informed Mr. James that the Martin Marietta board of directors would not agree to a transaction pursuant to which Mr. James would manage the combined assets for six years, and that Mr. Nye’s appointment as the chief executive officer of the combined company was an important term of any transaction to be considered by the Martin Marietta board.

On August 24, 2010, Mr. Nye and Mr. James spoke by telephone. They both agreed that the financial management teams of each of the companies should continue discussions in an effort to reach agreement on the level of synergies that could be achieved in a combination.

Between August 2010 and September 2010, Martin Marietta’s financial management team continued to provide information to Vulcan’s financial management team on cost savings and synergies that Martin Marietta believed could be achieved in a business combination. Ms. Lloyd and Ms. Guzzo of Martin Marietta and Mr. Sansone and Mr. Khan of Vulcan met in October 2010, and again discussed potential synergies in a business combination, however, Vulcan continued to disagree with the level of cost synergies Martin Marietta believed could be achieved by the combined company.

On October 1, 2010, Mr. Nye and Mr. James spoke by telephone and scheduled a meeting in San Diego for October 3, 2010. At that meeting, Mr. Nye indicated that he thought the financial management teams had made progress in estimating synergies, however, Mr. James disagreed with Mr. Nye’s conclusion. Mr. James requested that Mr. Nye suggest dates in the future for another meeting. A meeting between Mr. Nye and Mr. James was subsequently scheduled for November 3, 2010.

On November 3, 2010, Mr. Nye and Mr. James met in Raleigh, North Carolina and discussed, among other matters, the corporate governance of the combined company, potential divestitures and estimates of synergies. Mr. James indicated that he believed that he should have the role of Executive Chairman and Mr. Nye should have the role of President, with no chief executive officer of the combined company. They also discussed the composition of the board of directors of the combined company and the location of the combined company’s headquarters. Mr. James requested that Mr. Nye give further consideration to an appropriate exchange ratio for a stock-for-stock merger of the two companies. Mr. Nye suggested that there would likely be buyers for assets that the combined company would be required to divest to support regulatory requirements, to which Mr. James agreed. Mr. Nye also told Mr. James that Martin Marietta continued to believe cost synergies of $175 million to $200 million could be achieved for the combined company. Mr. James suggested that their teams continue to discuss potential synergies and that he and Mr. Nye should continue their discussions after the financial teams completed additional work.

In November 2010, at a meeting of the Martin Marietta board of directors, Mr. Nye updated the Martin Marietta board on the status of discussions between Mr. Nye and Mr. James, and summarized for the board the matters on which Mr. Nye and Mr. James had been unable to reach agreement, including the level of projected synergies and who would be the chief executive officer of the combined company. Mr. Nye described the projected cost synergies for the combined company developed by the Martin Marietta management team from Vulcan’s publicly available information and based on the cost savings achieved at Martin Marietta under the stewardship of Mr. Nye. The board of directors reiterated their support for Mr. Nye as chief executive officer of the combined company.

On November 23, 2010, Mr. Nye and Mr. James spoke by telephone. Mr. Nye asked Mr. James if he thought Ms. Lloyd and Mr. Sansone should continue discussions regarding synergies and Mr. James responded that the financial teams should continue their discussions.

In February 2011, at a meeting of the Martin Marietta board of directors, representatives of Deutsche Bank presented several strategic alternatives to the Martin Marietta board, including a possible combination with Vulcan. The board and senior management of Martin Marietta again discussed the advantages and disadvantages of a combination with Vulcan. At this meeting, the members of the Martin Marietta board and representatives of Deutsche Bank discussed that, based on information available to the public, a significant percentage of the holders of Martin Marietta’s shares also own shares of Vulcan, and various reasons why the transaction should be value enhancing to shareholders of both Martin Marietta and Vulcan.

On March 8, 2011, at the initiation of Martin Marietta, Ms. Lloyd and Ms. Guzzo of Martin Marietta met with Mr. Sansone and Mr. Khan of Vulcan in Atlanta. At the meeting, the financial teams of Martin Marietta and Vulcan discussed potential cost savings from the elimination of duplicative functions, production costs and selling, general and administrative expenses. Ms. Lloyd told the Vulcan representatives that Martin Marietta’s preliminary estimate of projected overhead cost synergies resulting from a business combination was approximately $170 million. Ms. Lloyd also indicated that Martin Marietta believed additional opportunities existed to achieve greater cost synergies and efficiencies over the longer term. Throughout the course of the discussions, Martin Marietta’s management presented Vulcan’s management with synergy estimates which Martin Marietta’s management believed Vulcan’s management would find acceptable, even though Martin

Marietta’s management believed that higher synergies were achievable. More limited discussions were also held regarding production cost synergies and Vulcan representatives stated that they were not prepared to discuss in detail their view of those synergies. Martin Marietta management believed production cost synergies would have resulted in more than $70 million of additional synergies.

On March 18, 2011, Mr. James called Mr. Nye suggesting that they meet again to discuss a potential business combination. Mr. James and Mr. Nye met in New York City on April 5, 2011. Mr. James stated that he continued to believe that the combination of Vulcan and Martin Marietta would provide significant and attractive cost synergies, but Vulcan did not share Martin Marietta’s views as to the level of synergies. Martin Marietta believed that the difference in opinion between Martin Marietta and Vulcan with respect to the level of synergies was primarily based on the companies’ differing philosophies with respect to cost management. Specifically, Martin Marietta believed that, in contrast to the strategies undertaken by Martin Marietta with respect to its operations and SG&A cost management, Vulcan was unwilling to consider significant actions to create more meaningful savings. These actions include, among others, employing “lean” staffing methodologies, having a single manager perform multiple functions or oversee multiple locations, reducing duplication in roles and provision of services between corporate and divisional headquarters, reducing the number of highly compensated senior managers and, where cost effective, outsourcing selected functions to third-party vendors. Mr. James told Mr. Nye that a continuing and significant presence of the combined entity in Birmingham, Alabama was important to Vulcan. In addition, Mr. James stated Vulcan’s position on management and board issues, including a requirement that Mr. James’ role in the combined company include reporting responsibility for senior staff functions and a requirement that the composition of the combined board of directors be proportionate with Martin Marietta and Vulcan shareholders’ relative ownership in the combined company. Mr. James stated that a discussion of one time costs to be incurred in connection with a business combination would also be relevant to assessing the viability of a transaction, and suggested that the two chief executive officers speak again later in the month.

On April 25 and 26, 2011, Mr. Nye and Mr. James spoke by telephone and discussed management roles and responsibilities, and the timeline for management succession. Mr. James proposed that he manage the combined operations with direct responsibility for legal, finance, government affairs, strategic planning and Board management functions, with investor relations, human resources, business development, and operations functions reporting to Mr. Nye. Mr. James proposed that after an agreed-upon transition period, Mr. Nye would become chief executive officer of the combined company. Mr. James also proposed that a dedicated integration team be formed to remain in place for the 24-month period following closing. Mr. James reiterated his proposal that the composition of the board of directors of the combined company be proportionate to Martin Marietta and Vulcan shareholders’ relative ownership in the combined company. Mr. Nye responded that in his view the board of directors should be combined, and include the existing directors of each company. Mr. Nye also noted that the Martin Marietta board of directors would be opposed to any structural impediments that would prevent the Martin Marietta management team from achieving projected synergies. In order to assure that synergies are achieved, Mr. Nye stated that the Martin Marietta board of directors would require that Mr. Nye be the chief executive officer of the combined company. Mr. Nye and Mr. James also discussed corporate governance structures designed to achieve the maximum amount of synergies in the combination. Mr. Nye and Mr. James again discussed the appropriate exchange ratio, as well as the process for effectuating any required divestitures. Mr. James reiterated his view that the combination of Martin Marietta and Vulcan would benefit both companies and their respective shareholders, allowing the assets of the two companies to be managed together in a more efficient organization than either alone, and that he and Mr. Nye should continue their discussions.

On June 27, 2011, Mr. Nye and Mr. James met in Atlanta. Mr. James told Mr. Nye that Vulcan would only be interested in a business combination with Martin Marietta at the market exchange rate without any premium to Martin Marietta, in which Mr. James would be chairman of the board of directors and chief executive officer, with a majority of senior management positions held by Vulcan personnel for a transition period. Mr. James also stated that he did not believe that the cost synergies to be achieved in a combination would be greater than $50 million, and that he believed that potential tax leakage (i.e., taxes arising from the sale or other disposition of certain assets that may be required in order to obtain regulatory approvals) and the ability to divest overlap businesses were significant impediments to a transaction. Mr. Nye responded that he did not share Mr. James’ views with respect to cost synergies and impediments to the transaction. Mr. Nye also told Mr. James that the terms presented by Mr. James with respect to corporate governance and the relative values of the two companies were not acceptable to Martin Marietta. Mr. Nye asked Mr. James if the position stated by Mr. James was Vulcan’s final position with respect to a combination with Martin Marietta. Mr. James indicated that he would call Mr. Nye to discuss the matter further.

In August 2011, at a meeting of the Martin Marietta board of directors, Mr. Nye updated the board on the status of discussions between Mr. Nye and Mr. James, including the last conversation between Mr. Nye and Mr. James on June 27, 2011, the positions taken by Mr. James during such discussions, and the fact that Mr. James had not called to further discuss the potential transaction as Mr. James indicated he would. Mr. Nye described the strategic benefits of a business combination transaction with Vulcan, including Martin Marietta’s estimates of potential cost savings resulting from a business combination transaction with Vulcan, based on publicly available information and Martin Marietta’s own cost-control platform. Mr. Nye also reviewed the overlap of shareholders and their potential reaction to a business combination, the estimated value enhancement to Martin Marietta shareholders from a business combination, and the potential impact of a business combination on the balance sheet of Martin Marietta. Mr. Nye also reported on the business challenges faced by each company from the economic recession and uncertainty in long-term federal highway funding legislation. The Martin Marietta board discussed the strategic benefits of a business combination with Vulcan, and the lack of progress achieved through the discussions between Mr. Nye and Mr. James. Mr. Nye told the Martin Marietta board that, in his view, it was unlikely that Mr. James would agree to terms that would be in the best interests of Martin Marietta shareholders. The Martin Marietta board authorized senior management to explore with its legal, financial, and other professional advisors the viability of moving forward unilaterally with a proposal for a combination with Vulcan.

During the period from August 2011 through December 2011, Martin Marietta senior management worked with its legal and financial advisors in assessing and structuring a unilateral exchange offer to Vulcan shareholders. On November 9, 2011, the Martin Marietta board of directors met in Raleigh, North Carolina at a meeting attended by senior management of Martin Marietta, representatives of Deutsche Bank, Skadden, Arps, Slate, Meagher & Flom LLP, McDermott, Will & Emery LLP and Kekst & Company, communications advisors to Martin Marietta. At the meeting the Martin Marietta board discussed the unilateral proposal for a combination with Vulcan, including, among other things, a review of the strategic benefits of the combination (including potential cost synergies and increased scale of operations), the structure for implementing a unilateral transaction (including the nomination of directors to Vulcan’s board and the commencement of an exchange offer) and the potential uncertainties associated with an unsolicited approach. The Martin Marietta board stated its support for exploring the proposed transaction.

On December 7, 2011, the Martin Marietta board of directors convened a special meeting with representatives of senior management of Martin Marietta and representatives of Deutsche Bank, Skadden, Arps, Slate, Meagher & Flom LLP, McDermott, Will & Emery LLP, Kekst & Company and Morrow & Co., LLC (“Morrow”), information agent to Martin Marietta. The Martin Marietta board of directors again discussed the proposal for a combination with Vulcan and reviewed with its advisors, among other things, financial and legal considerations in respect of such proposal, including a review of the structure, terms and strategic benefits of the combination and certain pro forma financial metrics of the combined company.

On December 11, 2011, the Martin Marietta board of directors convened a special meeting with representatives of senior management of Martin Marietta and representatives of Deutsche Bank, J.P. Morgan, Skadden, Arps, Slate, Meagher & Flom LLP, McDermott, Will & Emery LLP, Kekst & Company, Morrow and Joele Frank, Wilkinson Brimmer Katcher, a communications advisor to Martin Marietta. The Martin Marietta board of directors reviewed with its advisors, among other things, financial and legal considerations in respect of the proposal for a combination with Vulcan and certain updates since their meeting on December 7, 2011. The Martin Marietta board of directors unanimously determined to proceed with sending a proposal letter to Vulcan, and authorized the commencement of the offer and proceeding with the other matters described herein. The Martin Marietta board of directors did not request a fairness opinion from its financial advisors; however, it may request such opinion, as appropriate in its judgment, in the future.

On December 12, 2011, Mr. Nye delivered a letter to Mr. James. The letter read as follows:

December 12, 2011

Mr. Donald M. James

Chairman and Chief Executive Officer

Vulcan Materials Company

1200 Urban Center Drive

Birmingham, Alabama 35242

Dear Don:

More than a year and a half ago, you and I (and, on several occasions, members of our senior management teams) began to explore the financial and strategic merits and potential terms of a business combination of Vulcan Materials Company (“Vulcan”) and Martin Marietta Materials, Inc. (“Martin Marietta”). Despite Martin Marietta’s clear, continuing interest, some months ago Vulcan disengaged from discussions. Martin Marietta continues to believe that a strategic combination of our two companies is compelling financially and operationally, and that such a combination presents our respective shareholders with a significant value creation opportunity and brings great benefits to our respective customers and employees.

Recent events, including the fragile state of the U.S. economy, the lack of visibility as to when a sustainable recovery will take place, and the uncertainty surrounding government spending on infrastructure projects, only strengthen the rationale behind a combination. Combining our two complementary companies makes excellent industrial sense and establishes a U.S.-based company that is the global leader in our industry. The continued uncertainty regarding the timing and level of recovery in the macroeconomic environment underscores the immediate value your shareholders would receive in a business combination with Martin Marietta, through the conversion of their Vulcan investment into the stock of a more stable and financially sound combined company that pays a meaningful dividend—equivalent to 20 times Vulcan’s current dividend per share. In addition, we believe your shareholders would realize long-term value in a business combination with Martin Marietta from the anticipated improvement in share price derived from the expected significant synergies resulting from the combination of our companies.

Martin Marietta’s Board of Directors is, and I personally am, disappointed that despite these substantial benefits, Vulcan has been unwilling to move ahead towards a definitive agreement. We believe our proposal is compelling and transformative for the stakeholders of both Vulcan and Martin Marietta. In light of Vulcan’s reluctance to consider further this value-enhancing opportunity, Martin Marietta’s Board of Directors has unanimously concluded that the time has come to take steps intended to result in prompt and fair consideration of our proposal on behalf of Vulcan’s shareholders.

Let me provide you and your Board with the key aspects of our proposal:

•

We are proposing a stock-for-stock, tax-free transaction, in which each outstanding share of Vulcan common stock would be exchanged for 0.50 shares of Martin Marietta common stock. This exchange ratio represents a premium for Vulcan shareholders of 15% to the average exchange ratio based on closing share prices for Vulcan and Martin Marietta during the 10-day period ended December 9, 2011 and 18% to the average exchange ratio based on closing share prices for Vulcan and Martin Marietta during the 30-day period ended December 9, 2011.

•	We are proposing a combined company board, with you as Chairman of the Board.

•	We are proposing a senior management team that would consist of me as President and Chief Executive Officer and other senior leaders from each organization based on a “best athlete” approach.

•	We are proposing to maintain a major presence in Birmingham.

•	We are proposing to change the name of the combined company to reflect the names of each of our respective organizations.

The proposed transaction will, in our view, provide important benefits for both companies’ stakeholders—investors, employees, and the customers we serve—that will be particularly valuable in the current uncertain economic climate:

•

Substantial Cost Synergies. We anticipate significant cost synergies ranging from $200 million to $250 million, derived from a combination of operating efficiencies and elimination of duplicate functions. These are savings that would benefit all shareholders and customers of the combined company. Vulcan’s shareholders would participate in the value created by these synergies as well as best-in-class financial performance. In addressing cost synergies, your Board and shareholders should be aware that we are using our estimates, which are realistic and achievable under our disciplined and responsible cost management philosophy, and are quite a bit higher than your estimates of synergies. We believe our consistent cost management leadership within our industry underscores the credibility of our estimates. For example, from 2007 to the third quarter of 2011, Martin Marietta’s SG&A as a percent of revenue has declined from 8.0% to 7.9%, while Vulcan’s has increased from 9.3% to 12.0%.

•

Complementary Geographic Footprints / Global Aggregates Leader. The combination of complementary geographic footprints will create a U.S.-based company that is the clear global leader in aggregates, and will result in a company that can deliver enhanced product offerings and service to customers. The combined company would have an outstanding asset base that will create value for its shareholders over both the short and long term. Among other things, greatly increased scale provides a broader set of opportunities for organic and inorganic growth. From our understanding of the market, it is fair to say that any asset dispositions necessary to support regulatory approvals could be readily accomplished on a fast timeline given the likely interest from various buyers. Moreover, our recent asset swap that resulted in the disposition of our River assets reduces regulatory concerns.

•

Strong Financial Position. The combined company will have a significantly stronger balance sheet than Vulcan currently possesses. The combined company’s net debt would be 5.6x combined LTM adjusted EBITDA, excluding synergies, and 4.1x—4.3x combined LTM adjusted EBITDA, including synergies of $200 million—$250 million, as of September 30, 2011, relative to Vulcan’s net debt of 8.9x LTM adjusted EBITDA, as of the same date. This would help Vulcan to achieve one of its core objectives—enhanced financial flexibility through deleveraging. We expect the combined company credit rating to be higher than Vulcan’s is at present.

•

Improved Cash Flows / Meaningful Dividend. Finally, because the proposed transaction is being structured as a tax-efficient, stock-for-stock transaction, the combined company will have significant cash flow, giving it the ability to pay a meaningful quarterly cash dividend. Indeed, it is our objective to maintain the dividend at Martin Marietta’s current rate ($1.60 per Martin Marietta share annually, equivalent to $0.80 per Vulcan share annually, based on the proposed exchange ratio). In light of Vulcan’s recent decrease in its dividend (to $0.04 per Vulcan share annually), we believe Vulcan’s shareholders will find this aspect of the proposal attractive.

We believe the substantial overlap between the shareholders of Martin Marietta and Vulcan will reinforce the benefit from the value-creating combination of our two companies. Further, we believe that Martin Marietta and Vulcan employees would benefit from the greater scale and strength of the combined company.

In connection with delivering this proposal letter, we are taking the following additional steps:

•	We are providing you with a proposed transaction agreement that sets forth in additional detail the terms described in this proposal letter.

•

We are commencing a first-step exchange offer, reflecting the same exchange ratio as provided in the transaction agreement. This exchange offer, subject to the conditions specified therein, will give Vulcan shareholders the opportunity to exchange their shares at the earliest time for Martin Marietta shares.

•

We are advising you of Martin Marietta’s intention to submit the names of five nominees (the “Nominees”) for election as independent directors at Vulcan’s 2012 Annual Meeting, and accordingly are requesting from Vulcan’s Secretary the written questionnaire, and the written representation and agreement, referenced in Section 1.05 of Vulcan’s By-Laws.

•

Earlier today, Martin Marietta commenced a lawsuit in Delaware Chancery Court and in New Jersey state court in furtherance of its effort to ensure that Vulcan’s shareholders have the opportunity to assess directly Martin Marietta’s proposal.

Please know that it remains our strong preference to execute this transaction on a negotiated basis with Vulcan’s current Board of Directors. In furtherance of this approach, my team and I are prepared to engage immediately with the Vulcan team. In addition, we and our advisers, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Skadden, Arps, Slate, Meagher & Flom LLP, are prepared to begin immediately the process of negotiating a definitive agreement. We believe that we can complete due diligence, negotiate a definitive agreement and obtain final Martin Marietta Board approval quickly. We are prepared to provide reciprocal due diligence to Vulcan.

This letter and the accompanying transaction agreement are not binding and do not represent or create any legally binding or enforceable obligations. No such obligations will be imposed on either party unless and until a definitive agreement is signed by Martin Marietta and Vulcan.

As analysts and industry observers have long speculated, our two companies are highly complementary and a combination makes a great deal of strategic and financial sense—and we agree. It is our hope that you and your Board will carefully evaluate the financial and operational benefits of this now-public proposal and elect to engage in a productive dialogue with us so that, together, we can execute this very compelling strategic business combination with minimal disruption.

Should you have any questions concerning this proposal, I would be pleased to speak with you at any time.

Sincerely,

C. Howard Nye

cc: Board of Directors of Vulcan

Concurrently with the delivery of Martin Marietta’s proposal letter, Martin Marietta delivered to Vulcan a proposed form of merger agreement providing for the proposed transaction.

Also on December 12, 2011, Martin Marietta commenced litigation in the Delaware Court of Chancery against Vulcan seeking declaratory and injunctive relief. The complaint alleges, among other things, that the non-disclosure agreement entered into by Martin Marietta and Vulcan on May 3, 2010 (the “NDA”) does not prohibit Martin Marietta’s Exchange Offer for all issued and outstanding shares of Vulcan common stock in exchange for Martin Marietta common stock.

In addition, on December 12, 2011, Martin Marietta commenced litigation in the Superior Court of New Jersey against Vulcan seeking, among other things, declaratory and injunctive relief in connection with the proposed transaction.

Thereafter on December 12, 2011, Martin Marietta filed the Registration Statement on Form S-4, and issued a press release announcing, among other things, the delivery of the proposal letter and the commencement of the Exchange Offer. Later that day, Vulcan issued a press release advising its shareholders to take no action with respect to the Exchange Offer.

On December 15, 2011, Martin Marietta entered into a letter agreement with each of its executive officers (as of the date of this preliminary proxy statement) pursuant to which each such executive agreed to waive his or her right to receive any compensation or benefits to which he or she would be entitled under Martin Marietta’s employment protection agreements, and any enhanced change of control benefits under the Martin Marietta Supplemental Benefit Plan (the “SERP”), if the executive officer terminates his or her employment without “good reason” (as defined in the agreements) during the 30-day period following the second anniversary of the consummation of the proposed transaction (including as such proposed transaction may be modified) to combine Martin Marietta with Vulcan, as described in the Exchange Offer Documents. Except with respect to the waiver of such rights, the executive officers remain entitled to their rights under the employment protection agreements and the SERP in circumstances involving a change of control.

On December 16, 2011, Martin Marietta filed the notification and report form required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) with respect to the offer.

Also on December 16, 2011, Vulcan filed its court papers opposing Martin Marietta’s request for an expedited schedule, in which it stated that the Martin Marietta proposal had no likelihood of receiving the Vulcan Board’s approval “in the foreseeable future, if ever.” Following Martin Marietta’s request, the Superior Court of New Jersey ordered an expedited schedule to resolve the claims in the action.

On December 17, 2011, Mr. Nye sent a letter to the Vulcan Board which read as follows:

December 17, 2011

Vulcan Materials Company Board of Directors

c/o Mr. Donald M. James

Chairman and Chief Executive Officer

Vulcan Materials Company

1200 Urban Center Drive

Birmingham, Alabama 35242

Dear Vulcan Materials Company Board of Directors:

I am writing to you, the Board of Directors of Vulcan Materials Company (“Vulcan”), regarding the proposal Martin Marietta Materials, Inc. (“Martin Marietta”) announced on December 12, 2011 to combine with Vulcan. In part the purpose of this letter is to provide you with additional context regarding our views on the combination as you are considering our proposal. In addition, I am quite concerned that Vulcan’s position as presented in the court papers filed by Vulcan late on Friday in the Superior Court of New Jersey seriously mischaracterizes the transaction we have proposed and rejects it even though, according to the papers, Vulcan’s Board of Directors has not taken a public position on Martin Marietta’s proposal.

Statements in Vulcan’s New Jersey court papers that our proposal is an attempt “to snatch Vulcan for the lowest possible price and on [Martin Marietta’s] own terms”, and is “burdened … with a bevy of conditions that make…any closing unrealistic” are simply inaccurate. The offer we announced on December 12th gives Vulcan shareholders the means to realize the substantial benefits resulting from a combination of our two companies. The sole meaningful obstacle would be Vulcan Board opposition if the Board chooses that path. On that point, the court papers state that “the approval of Vulcan’s board of directors … has no likelihood of being satisfied any time in the foreseeable future, if ever.” (Emphasis added.) This is a remarkable statement on behalf of a Board of Directors that purportedly has not taken a public position on our proposal. If true, this acknowledged predetermination by the Vulcan board to refrain from engaging in meaningful discussions with Martin Marietta clearly is contrary to the best interests of Vulcan and its shareholders. Indeed, it seems likely that a prolonged process would destroy value for Vulcan shareholders, who could lose the opportunity to receive much earlier or completely an up-front premium, reinstatement of a meaningful dividend, and the transformation of their investment in Vulcan into a 58% stake in a combined company that is decidedly stronger – financially, operationally and strategically.

As to our views on the combination, in developing our proposal to combine the businesses of Martin Marietta and Vulcan, we carefully considered many factors from the standpoint of the shareholders of both companies. We recognized that our proposed transaction must be value-enhancing both to the Vulcan shareholders and the Martin Marietta shareholders.

The exchange ratio of 0.50 of a Martin Marietta share for each Vulcan share, and the resulting 58% / 42% equity split between Vulcan’s and Martin Marietta’s shareholders in the combined company, reflect the value contributed by each company. We believe the combination on the terms proposed presents a compelling value-enhancing opportunity for the shareholders of both companies. This combination is a rare opportunity and, unless evidence of additional value is presented by Vulcan, is one that both companies should pursue on the terms proposed.

As we have repeatedly said, our strong preference is to negotiate an agreement with Vulcan that will benefit both sets of shareholders. We are not dissuaded by what may be intemperate rhetoric of litigation. We look forward to your response and to commencing discussions in order to effect this compelling, value-enhancing opportunity.

Sincerely,

C. Howard Nye

President and Chief Executive Officer

On December 19, 2011, Vulcan commenced litigation in the United States District Court for the Northern District of Alabama against Martin Marietta alleging breach of a Joint Defense & Confidentiality agreement dated as of May 18, 2010 (the “JDA”) and a violation of the federal securities laws. The complaint seeks an injunction preventing the Exchange Offer from going forward and declaratory relief.

On December 20, 2011, Vulcan filed an answer and counterclaims in Delaware Court of Chancery against Martin Marietta denying the allegations in Martin Marietta’s complaint and alleging that Martin Marietta breached the NDA. The counterclaim seeks a declaratory judgment that Martin Marietta breached the NDA and an injunction preventing Martin Marietta from making further disclosures. It also seeks to have Martin Marietta withdraw its Exchange Offer and any securities filings associated with it. The Delaware Court of Chancery has agreed to an expedited schedule to decide the issues presented in the case with a trial set to take place in late February 2012.

On December 22, 2011, Vulcan filed its Schedule 14D-9 with the SEC, reporting that the Vulcan Board (including the five incumbent directors with terms expiring at the Annual Meeting—Philip J. Carroll, Jr.; Philip W. Farmer; H. Allen Franklin; Richard T. O’Brien; and Donald B. Rice) had determined to recommend that Vulcan shareholders reject our offer and not tender their shares of Vulcan common stock to us pursuant to the Exchange Offer.

On January 6, 2012, Vulcan filed an answer in Superior Court of New Jersey denying Martin Marietta’s claims and a motion to dismiss those Martin Marietta claims that would prohibit Vulcan from interfering with Martin Marietta’s efforts to propose new director nominees at Vulcan’s Annual Meeting. The court denied Vulcan’s motion following a hearing on January 23, 2012.

On January 10, 2012, during a conference with the Delaware Court of Chancery, Vulcan agreed to try its JDA claims in that court, rather than in Alabama. Vulcan agreed to dismiss its claims relating to the JDA pending in United States District Court for the Northern District of Alabama in favor of deciding them along with claims based on the NDA in Delaware.

On January 11, 2012, Martin Marietta moved to dismiss Vulcan’s United States District Court for the Northern District of Alabama complaint.

On January 13, 2012, a court conference was held in United States District Court for the Northern District of Alabama during which a revised schedule was set. On January 18, 2012, Martin Marietta and Vulcan agreed to a stipulation in the United States District Court for the Northern District of Alabama, in which the parties agreed to the dismissal of Vulcan’s JDA claims pending before that court in favor of deciding them in Delaware.

Since the announcement of the Exchange Offer on December 12, 2011, three separate Vulcan shareholders have commenced derivative class action lawsuits against the Vulcan Board. Two of these lawsuits were filed in the United States District Court for the District of New Jersey. The third was filed in the United States District Court for the Northern District of Alabama. Each of the three lawsuits alleges that the Vulcan directors have breached their fiduciary duties in failing to respond to Martin Marietta’s Exchange Offer in good faith. Further, the complaints allege that the Vulcan Board has instead acted in its own best interest. The complaints seek declaratory relief that the Vulcan directors have breached their fiduciary duties and injunctions requiring the Vulcan Board to review Martin Marietta’s offer in good faith and refrain from instituting additional defenses. On January 3, 2012, the plaintiff in the Alabama shareholder derivative action made a motion to consolidate its action with the Vulcan Materials Co. v. Martin Marietta Materials, Inc. action currently pending in the United States District Court for the Northern District of Alabama. Vulcan filed an opposition to this motion on January 4, 2012, and Martin Marietta opposed the same motion on January 11, 2012. On January 9, 2012, plaintiffs in both New Jersey shareholder actions filed motions seeking expedited discovery from Vulcan.

On January 17, 2012, Martin Marietta received a request for additional information (a “Second Request”) from the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”). The Second Request extends the waiting period applicable to the Exchange Offer under the HSR Act and seeks certain additional information and documentary material. Martin Marietta is working cooperatively with the Antitrust Division on the Second Request and continues to believe that regulatory approvals will not be an obstacle to the consummation of the proposed transaction.

On January 20, 2012, Martin Marietta submitted for filing with the SEC Amendment No. 1 to the Registration Statement on Form S-4 relating to the Exchange Offer.

On January 24, 2012, Martin Marietta gave notice to Vulcan in accordance with Vulcan’s By-Laws of its intention to nominate Edward A. Blechschmidt, Philip R. Lochner, Jr., Edward W. Moneypenny, Karen R. Osar, and V. James Sardo for election to the Vulcan Board at the Annual Meeting and filed with the SEC a preliminary proxy statement relating to Martin Marietta’s solicitation of proxies from Vulcan shareholders with respect to the election of such nominees to the Vulcan Board.

On January 26, 2012, Mr. Blechschmidt notified Martin Marietta that he would be unable to serve as a director of Vulcan due to other commitments.

On January 30, 2012, Martin Marietta gave notice to Vulcan in accordance with Vulcan’s By-Laws of its intention to nominate Mr. Matheney as a substitute for Mr. Blechschmidt for election to the Vulcan Board at the Annual Meeting, and filed with the SEC a revised preliminary proxy statement relating to Martin Marietta’s solicitation of proxies from Vulcan shareholders with respect to the election of Martin Marietta’s Nominees to the Vulcan Board. The Nominees were nominated by Martin Marietta in accordance with the procedures set forth in Vulcan’s By-Laws and applicable law and, to date, Vulcan has not advised Martin Marietta or any of the Nominees of any alleged deficiencies with respect thereto.

On February 1, 2012, Vulcan filed an amended complaint against Martin Marietta in the United States District Court for the Northern District of Alabama again alleging violations of federal securities laws. Among other relief, the complaint seeks declaratory judgment that Martin Marietta violated federal securities laws and an injunction preventing the Exchange Offer. On February 15, 2012, Martin Marietta filed a motion to dismiss Vulcan’s claims arguing that venue was improper and that the claims failed to assert a cause of action.

On February 10, 2012, Martin Marietta filed with the SEC Amendment No. 2 to the Registration Statement on Form S-4 relating to the Exchange Offer.

On February 13, 2012, Martin Marietta gave notice to Vulcan in accordance with Vulcan’s By-Laws of its intention to have A. Jay Meyerson serve as an alternate nominee in the event that any of the Nominees is unable or unwilling to serve as a director of Vulcan.

PROPOSAL 1: ELECTION OF THE NOMINEES

We propose that Vulcan shareholders elect Philip R. Lochner, Jr., J. Keith Matheney, Edward W. Moneypenny, Karen R. Osar, and V. James Sardo to serve on the Vulcan Board as directors for three-year terms expiring at Vulcan’s 2015 annual meeting of shareholders and until their successors are duly elected and qualified, in accordance with Vulcan’s Articles of Incorporation and By-Laws, to replace the five current directors of Vulcan whose terms expire at the Annual Meeting.

Based on publicly available information, the Vulcan Board currently consists of 11 directors who are divided into three classes, with the term of office of one class expiring each year. One class is elected at each annual meeting, and each director is chosen to serve until the third succeeding annual meeting of shareholders. The Nominees, if elected at the Annual Meeting, would hold office until the 2015 annual meeting of shareholders of Vulcan and until their respective successors have been duly elected and qualified in accordance with Vulcan’s Articles of Incorporation and By-Laws. Each of the Nominees has consented to being named as a nominee in this proxy statement and, if elected, to serving as a director of Vulcan. If the five Nominees are elected to the Vulcan Board, they will replace the following incumbent directors: Philip J. Carroll, Jr.; Philip W. Farmer; H. Allen Franklin; Richard T. O’Brien; and Donald B. Rice.

None of the Nominees are employed by or otherwise affiliated with Martin Marietta or any of Martin Marietta’s subsidiaries, or has any relationship with Martin Marietta (except for the agreements described in the section entitled “Arrangements between Martin Marietta and the Nominees” in this proxy statement). None of the Nominees are employed by or otherwise affiliated with Vulcan or any of its subsidiaries. We believe the Nominees are highly qualified to serve as directors on the Vulcan Board, are independent within the meaning of the listing standards of the NYSE and meet the eligibility requirements of Vulcan’s Director Independence Criteria as available on Vulcan’s website at www.vulcanmaterials.com. In addition, we believe the Nominees are independent under the heightened independence standards applicable to audit committee members under the rules of the NYSE and the SEC.

In addition, each of the Nominees understands that, if elected as a director of Vulcan, each Nominee’s activities and decisions as a director will be governed by applicable law and subject to their fiduciary duties to Vulcan and the Vulcan shareholders. The only commitment given to us by each of the Nominees is that he or she will stand for election to the Vulcan Board, and if elected, will serve on the Vulcan Board. Each of the Nominees has specifically acknowledged that there is not, and cannot be, any agreement between any of them and Martin Marietta regarding the decisions they will make as a director of Vulcan. Accordingly, we expect that the Nominees will exercise their independent judgment in all matters before the Vulcan Board in accordance with their fiduciary duties to Vulcan and the Vulcan shareholders. Except as disclosed in the Exchange Offer Documents, none of Martin Marietta or, to Martin Marietta’s knowledge, any of the Nominees, has any additional or alternative plans regarding the Exchange Offer or another business combination with Vulcan.

We are soliciting your vote because we believe, based on Vulcan’s outright rejection of our proposal and refusal, as of the date of this preliminary proxy statement, to discuss our business combination, that the current directors of Vulcan are not acting, and will not act, in your best interests with respect to our proposal for a business combination of Martin Marietta and Vulcan. Since commencing the Exchange Offer, we have repeatedly expressed a desire to enter into negotiations with Vulcan regarding a business combination. The Vulcan Board, however, has rejected our offer and, to date, Vulcan has been unwilling to negotiate with us. Despite the fact that we believe that a business combination between Vulcan and Martin Marietta has significant industrial logic and is a compelling value-enhancing opportunity for Vulcan shareholders, the Vulcan Board (including the five incumbent directors with terms expiring at the Annual Meeting—Philip J. Carroll, Jr.; Philip W. Farmer; H. Allen Franklin; Richard T. O’Brien; and Donald B. Rice) has recommended that the Vulcan shareholders not tender any shares to Martin Marietta in the Exchange Offer.

We nominated the Nominees and are sending you this proxy statement and accompanying BLUE proxy card or BLUE voting instruction form to give you a direct voice with respect to our proposal for a business combination between Vulcan and Martin Marietta. We believe that the election of the Nominees will demonstrate that the Vulcan shareholders support a combination with us and want Vulcan to enter into negotiations with us.

The election of our Nominees is also an important step toward a possible transaction because, although the Nominees are independent, we anticipate that, if the Nominees are elected, they would focus on the best value-enhancing strategy for Vulcan shareholders and, in reviewing the proposed business combination transaction, would act in the best interests of Vulcan and the Vulcan shareholders in accordance with their fiduciary duties as directors and applicable law. In this regard, Martin Marietta is not aware of any specific plans or strategies of any Nominee with respect to the proposed transaction. In addition, each of the Nominees has delivered a representation and agreement whereby such Nominee represented that he or she has not committed to any person, and acknowledged that there cannot be any agreement, arrangement or understanding with any person, as to how the Nominee, if elected as a director of Vulcan, would act or vote. Even if all five of the Nominees are elected at the Annual Meeting, they will constitute a minority of the Vulcan Board (i.e., five out of eleven directors). However, if elected, it is possible that our Nominees could try to persuade Vulcan’s other board members to support and facilitate the offer (for example, by expressing their views, which we expect will be independent, on the proposed transaction at a Vulcan Board meeting) should the Nominees, as new directors, deem it appropriate to do so in the exercise of their fiduciary duties to Vulcan and the Vulcan shareholders. We believe the Nominees will act in the best interests of the Vulcan shareholders.

We are not seeking control of the Vulcan Board at the Annual Meeting, and there can be no assurance that, if the Nominees are elected, they would take any action to cause the Vulcan Board to approve the Exchange Offer or a business combination with us. The Nominees, if elected, will serve with Vulcan’s other six directors and thus will not constitute a majority of the Vulcan Board. Moreover, the five Nominees have not committed to support our proposal, and we expect that the Nominees will exercise their independent judgment in all matters before the Vulcan Board in accordance with their fiduciary duties to Vulcan and the shareholders of Vulcan and applicable law.

Although we have no reason to believe that any of the Nominees would be unable or unwilling to serve as a director of Vulcan, if any of the Nominees is unable to serve or for good cause will not serve, the shares represented by the enclosed BLUE proxy card or BLUE voting instruction form will be voted for the election of such other nominee or nominees as may be designated by us.

Assuming a quorum is present at the Annual Meeting, the five nominees for election to the Vulcan Board who receive the most “FOR” votes will be elected.

MARTIN MARIETTA STRONGLY RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEES.

Information Regarding the Nominees

The Nominees have furnished the following information regarding their principal occupations, business experience and certain other information.

Name and Business Address	Age	Principal Occupation or Employment During the Past Five Years
Philip R. Lochner, Jr. c/o McElroy, Deutsch, Mulvaney & Carpenter, LLP 1300 Mount Kemble Avenue P.O. Box 2075 Morristown, NJ 07962-2075 Attn: Joseph LaSala	68	From 1991 until his retirement in 1998, Mr. Lochner served as the Senior Vice President and Chief Administrative Officer of Time Warner, Inc. Prior to that time, Mr. Lochner served as a Commissioner of the Securities and Exchange Commission from 1990 to 1991. He also was employed by Time Inc. from 1978 to 1990, ultimately serving as Senior Vice President, General Counsel and Secretary. Mr. Lochner currently serves as a director of four publicly traded U.S. corporations: Clarcor Inc., Crane Co., CMS Energy Corporation, and Gentiva Health Services, Inc. He has also served as director of Adelphia Communications (post-Chapter 11 filing), Apria Healthcare, Monster Worldwide, Inc., and Solutia Inc. Mr. Lochner has served as a member of the board of governors of the National Association of Securities Dealers and the American Stock Exchange.
		Mr. Lochner received his B.A. from Yale University, his LLB from Yale Law School and his PhD from Stanford University.

J. Keith Matheney c/o McElroy, Deutsch, Mulvaney & Carpenter, LLP 1300 Mount Kemble Avenue P.O. Box 2075 Morristown, NJ 07962-2075 Attn: Joseph LaSala	63	Since 2004, Mr. Matheney has been a Managing Member of Matheney & Matheney, CPAs PLLC, an accounting and tax consulting business. Prior to 2004, he spent 33 years at Louisiana Pacific Corp. where he served in various executive roles, including as Executive Vice President from 2002 to 2003, Vice President from 1997 to 2003 and General Manager. Mr. Matheney currently serves as a director of Huttig Building Products, Inc., where he is Chairman of the audit committee. In the past five years, he has also served as a director of Pope & Talbot, Inc.
		Mr. Matheney holds a B.S. in Accounting from the University of Akron and is a certified public accountant in Texas and Washington.

Name and Business Address	Age	Principal Occupation or Employment During the Past Five Years
Edward W. Moneypenny c/o McElroy, Deutsch, Mulvaney & Carpenter, LLP 1300 Mount Kemble Avenue P.O. Box 2075 Morristown, NJ 07962-2075 Attn: Joseph LaSala	70	From 2002 until his retirement in 2006, Mr. Moneypenny served as Senior Vice President of Finance and Chief Financial Officer of 7-ELEVEN, Inc., a worldwide chain of convenience stores. In 2001, Mr. Moneypenny served as the Executive Vice President of Finance and Chief Financial Officer of Covanta Energy Corporation. Prior to 2001, Mr. Moneypenny was the Chief Financial Officer at two former Fortune 500 companies in the energy industry, Florida Progress Corporation from 1999 to 2000 and Oryx Energy Corporation from 1988 to 1999. Mr. Moneypenny currently serves as a director of New York & Company, Inc. and, until September 2011, was a director of The Timberland Company and Chairman of the audit committee. Mr. Moneypenny also serves as a trustee and as a Vice Chairman of the board of Saint Joseph’s University. He previously served as a member of the board of directors at Oryx Energy Corporation.

Mr. Moneypenny graduated from Saint Joseph’s University with a B.S. in Accounting and received an M.S. in Accounting Science from the University of Illinois and is a certified public accountant (inactive).

Karen R. Osar c/o McElroy, Deutsch, Mulvaney & Carpenter, LLP 1300 Mount Kemble Avenue P.O. Box 2075 Morristown, NJ 07962-2075 Attn: Joseph LaSala	62	Ms. Osar was Executive Vice President and Chief Financial Officer of Chemtura Corporation, a specialty chemicals company from 2004 until her retirement in 2007. From 1999 to 2003, Ms. Osar served as Senior Vice President and Chief Financial Officer of Westvaco Corporation and MeadWestvaco Corporation, and from 1994 to 1999 she served as Vice President and Treasurer of Tenneco, Inc. Previously, Ms. Osar served as Managing Director, investment banking, of JPMorgan Chase & Co. Ms. Osar currently serves as a director of Webster Financial Corporation, Innophos Holdings, Inc., and Sappi Limited. She served as a director of the Reader’s Digest Association, Inc. from 2010 to 2011 and of BNY Hamilton Funds, Inc. from 1998 to 2008.
		Ms. Osar received her B.A. from Smith College, and her MBA from Columbia University.

V. James Sardo c/o McElroy, Deutsch, Mulvaney & Carpenter, LLP 1300 Mount Kemble Avenue P.O. Box 2075 Morristown, NJ 07962-2075 Attn: Joseph LaSala	68	Mr. Sardo is currently Chairman of the Board of Capstone Infrastructure Corporation, and a director of New Flyer Industries Inc. Mr. Sardo was also a director or trustee of Consolidated Thompson Iron Mines Limited from 2010 to 2011, Hydrogenics Corporation from 2003 to 2009, Sonnen Energy Corp from 2008 to 2009 (and Chairman of its Board), Countryside Power Income Fund from 2004 to 2007 (and Chairman of its Board), Northstar Healthcare Inc. from 2008 to 2010, UE Waterheater Income Fund from 2003 to 2007 and Custom Direct Income Fund from 2003 to 2007. Mr. Sardo served as interim Chief Executive Officer of Royal Group Technologies Limited from 2005 to 2006. Prior to these appointments, Mr. Sardo was President of the Canadian Operations of Moore Corporation Limited from 1999 to 2001, President and Chief Executive Officer of SMK Speedy International Inc. from 1997 to 1999 and President and Chief Executive Officer of Firestone Canada Inc. from 1983 to 1987.
		Mr. Sardo earned his B.A. at the University of Western Ontario and his MBA from McMaster University.

Martin Marietta considered the business and directorship experience of each of the Nominees set forth above in concluding that each of the Nominees would be suitable for election to the Vulcan Board at the Annual Meeting.

Specifically, with respect to Mr. Lochner, Martin Marietta noted that his extensive expertise in the area of corporate governance as well as securities and disclosure matters, including his prior service as a Commissioner of the Securities and Exchange Commission, and his varied service on the board of directors and board of director committees of several public companies would make him a valuable resource to the Vulcan Board. Additionally, the management and administrative expertise that Mr. Lochner gained as a senior executive of a public company would make him a valuable member of the Vulcan Board and a resource to Vulcan and to Vulcan’s management.

With respect to Mr. Matheney, Martin Marietta considered his extensive experience in matters of accounting, finance, and senior leadership relevant to public companies, as well as his service as the chair of the audit committee of a public company. Martin Marietta concluded that the experience that Mr. Matheney has gained as a public accountant and as an executive in a large public company and his prior board experience would make him a valuable member of the Vulcan Board and a resource to Vulcan and to Vulcan’s management.

With respect to Mr. Moneypenny, Martin Marietta considered his extensive experience in matters of corporate finance and accounting that he gained as the Chief Financial Officer for a variety of large public corporations and his service as a director of several public companies. Accordingly, Martin Marietta concluded that Mr. Moneypenny would contribute to the Vulcan Board his understanding of generally accepted accounting principles, economic analysis and financial markets, and in analyzing and evaluating various kinds of strategic investments and divestment opportunities and would be a valuable member of the Vulcan Board and a resource to Vulcan and to Vulcan’s management.

With respect to Ms. Osar, Martin Marietta considered her extensive experience in matters of accounting and finance, including experience gained as the former Chief Financial Officer of several public companies, as well as her service as the chair of the audit committee of a public company. In addition, Martin Marietta noted that Ms. Osar would provide the Vulcan Board with corporate governance and executive compensation expertise that she has gained in connection with her board committee experience, and concluded that Ms. Osar would be a valuable member of the Vulcan Board and a resource to Vulcan and to Vulcan’s management.

With respect to Mr. Sardo, Martin Marietta considered Mr. Sardo’s extensive operational and corporate governance expertise, his prior experience as Chief Executive Officer and President of various companies, as well as his service as a director on the boards of public companies ranging from infrastructure to manufacturing. Accordingly, Martin Marietta concluded that such qualifications and experience would make Mr. Sardo a valuable member of the Vulcan Board and a resource to Vulcan and to Vulcan’s management.

Each of the Nominees has agreed to be named in this proxy statement, to stand for election to the Vulcan Board and to serve as a director of Vulcan, if elected.

Arrangements between Martin Marietta and the Nominees

Each Nominee has entered into a letter agreement (in each case, a “Letter Agreement”) with Martin Marietta agreeing to stand for election as a Nominee in our proxy solicitation relating to the Annual Meeting (the “Proxy Solicitation”) and, if elected, to serve as a director of Vulcan until the third succeeding annual meeting of shareholders and until his or her respective successor has been duly elected and qualified. In connection with each Nominee’s agreement to be nominated by Martin Marietta, and to serve, if elected, as a director of Vulcan, Martin Marietta agreed to pay each Nominee, whether or not the Nominee is elected to the Vulcan Board, a one-time fee of $50,000 in cash, payable in two installments as follows: (i) $25,000 upon execution of the Letter Agreement and (ii) $25,000 upon the mailing to Vulcan’s shareholders of a definitive proxy statement with respect to the Proxy Solicitation (collectively, the “Fee”). The Fee is reimbursable to Martin Marietta if a

Nominee voluntarily withdraws from serving as a nominee or otherwise refuses to serve as a director of Vulcan if elected to be a director. Martin Marietta has also agreed to reimburse each Nominee for his or her reasonable and documented out-of-pocket expenses incurred directly related to the performance of the Nominee’s duties under the Letter Agreement with respect to the Proxy Solicitation (including travel expenses, if any, and any reasonable legal fees and expenses), up to an aggregate maximum amount of $5,000.

Each Letter Agreement contains an acknowledgement by Martin Marietta and the Nominee subject thereto that, should such Nominee be elected to the Vulcan Board, all of such Nominee’s activities and decisions as a director of Vulcan will be governed by applicable law and be subject to the Nominee’s duties to Vulcan and the Vulcan shareholders and, as a result, there is not, and cannot be, any agreement between such Nominee and Martin Marietta that governs the decisions that such Nominee will make as a director of Vulcan.

To the fullest extent permitted by applicable law, Martin Marietta has agreed to indemnify the Nominees against and hold the Nominees harmless from any and all liabilities, losses, claims, damages, suits, actions, judgments and reasonable costs and expenses actually incurred by each Nominee (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) in connection with the investigation, preparation or defense of any litigation (commenced or threatened by a third party), any civil, criminal, administrative or arbitration action brought by a third party, or any third party claim whatsoever, and any and all amounts paid in settlement on each Nominee’s behalf (with Martin Marietta’s consent, which shall not be unreasonably withheld) of any such claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by a Nominee, directly or indirectly, based upon, arising out of or relating to (i) serving as a Nominee, (ii) being a “participant in a solicitation” (as defined in the rules and regulations under the Exchange Act) in connection with the Proxy Solicitation or (iii) being otherwise involved in the Proxy Solicitation as a Nominee. The Letter Agreement provides that, notwithstanding anything to the contrary in the Letter Agreement, Martin Marietta shall not indemnify the Nominee for any action taken by the Nominee or on the Nominee’s behalf which occurs subsequent to certification of the results of the Proxy Solicitation or such earlier time as the Nominee is no longer a nominee for election to the Vulcan Board or for any actions taken by the Nominee as a director of Vulcan, if the Nominee is elected. In addition, Martin Marietta shall not be obligated to provide the Nominee with any indemnification to the extent of any Losses that arise out of any materially inaccurate written information supplied by the Nominee for inclusion in any filings made with any federal or state governmental agency, including the Proxy Solicitation materials, or is found in a final judgment by a court, not subject to further appeal, to have resulted from bad faith or willful misconduct on the Nominee’s part.

Additionally, pursuant to an agreement between Martin Marietta and each Nominee, Martin Marietta instituted a policy pursuant to which the Nominee will be entitled to receive a fee for time and services related to the Nominee’s appearance or attendance at any third-party legal proceeding relating to his or her nomination as a director of Vulcan (the “Per Diem Agreement”). Martin Marietta has agreed to pay each Nominee a fee of $1,000 per day for time and services related to the Nominee’s appearance and attendance at any such proceeding, plus all reasonable out-of-pocket expenses associated with such appearance or attendance. The fee and reimbursement of expenses set forth in the Per Diem Agreement is in addition to reimbursement of all reasonable and documented out-of-pocket expenses provided by the Letter Agreement, provided, however, that the Nominee shall not be reimbursed more than once for the same expenses.

Copies of the forms of Letter Agreement and Per Diem Agreement are attached as Annexes C and D, respectively, to this proxy statement, and the foregoing summaries are qualified in their entirety by reference to the full text of such agreements.

Additionally, Martin Marietta has retained McElroy, Deutsch, Mulvaney & Carpenter, LLP as counsel on the Nominee’s behalf and has agreed to pay all fees in connection therewith.

Compensation of Vulcan’s Directors

If elected to the Vulcan Board, the Nominees will not receive any additional compensation from Martin Marietta, and will not receive indemnification from us for their service as directors of Vulcan. We expect, however, that they will receive whatever compensation the Vulcan Board has established for non-employee directors of Vulcan unless and until the Vulcan Board determines to change such compensation.

Information concerning Vulcan’s compensation for non-employee directors is set forth in Vulcan’s definitive proxy statement filed with the SEC in connection with its 2011 annual meeting of shareholders, and is expected to be set forth in Vulcan’s definitive proxy statement to be filed with the SEC in connection with the Annual Meeting, and such information is incorporated herein by reference.

We also expect that each of the Nominees, if elected, would be indemnified by Vulcan for service as a director to the same extent indemnification is provided to other Vulcan directors under Vulcan’s Articles of Incorporation and By-Laws. In addition, we expect that, upon election, the Nominees would be covered by Vulcan’s director and officer liability insurance, if any, and be entitled to any other benefits made available to the other non-employee directors of Vulcan.

All information regarding Vulcan’s director compensation and benefits arrangements set forth or incorporated by reference in this proxy statement is derived solely from Vulcan’s public filings with the SEC and Martin Marietta disclaims any responsibility for the foregoing.

Interests of the Nominees and Additional Information

As described above, we expect that each of the Nominees, if elected, will be entitled to receive compensation customarily paid by Vulcan to its non-employee directors. We expect that each of the Nominees, if elected, will be indemnified for service as a director of Vulcan to the same extent indemnification is provided to the current directors of Vulcan and that each Nominee will be covered by Vulcan’s director and officer liability insurance.

Pursuant to the By-Laws, on January 24, 2012, each Nominee delivered a representation and agreement (the “Representation and Agreement”) to Vulcan in the form provided by Vulcan (other than Mr. Matheney who delivered a Representation and Agreement to Vulcan on January 30, 2012). In the Representation and Agreement, each Nominee represented, warranted and agreed that (a) the Nominee is not and will not become a party to: (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how the Nominee, if elected as a director of Vulcan, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to Vulcan in the Nominee’s response to Vulcan’s 2012 Questionnaire for Potential Director Nominees (the “Questionnaire”); or (ii) any Voting Commitment that could limit or interfere with the Nominee’s ability to comply, if elected as a director of Vulcan, with his or her fiduciary duties under applicable law; (b) the Nominee is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than Vulcan with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a director that has not been disclosed to Vulcan in the Nominee’s response to the Questionnaire; and (c) both in his or her individual capacity and on behalf of any person or entity on whose behalf the Nominee is being nominated for election as a director of Vulcan, the Nominee would be in compliance, if elected as a director of Vulcan, and will comply, with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines of Vulcan.

A copy of the form of Representation and Agreement is attached as Annex E to this proxy statement, and the foregoing summary is qualified in its entirety by reference to the full text of such agreement.

Additionally, pursuant to the By-Laws, a completed Questionnaire for each Nominee was delivered to Vulcan on January 24, 2012 (other than Mr. Matheney whose completed Questionnaire was delivered to Vulcan on January 30, 2012).

Other than as described in this proxy statement, none of the Nominees has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

The Nominees have furnished additional information set forth in Annex A to this proxy statement.

WE STRONGLY URGE YOU TO VOTE “FOR” THE NOMINEES AND TO USE THE BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM TO AUTHORIZE A PROXY TO VOTE “FOR” THE ELECTION OF PHILIP R. LOCHNER, JR., J. KEITH MATHENEY, EDWARD W. MONEYPENNY, KAREN R. OSAR, AND V. JAMES SARDO TO SERVE ON THE VULCAN BOARD AS DIRECTORS FOR THREE-YEAR TERMS EXPIRING AT VULCAN’S 2015 ANNUAL MEETING OF SHAREHOLDERS AND UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED, IN ACCORDANCE WITH VULCAN’S ARTICLES OF INCORPORATION AND BY-LAWS, TO REPLACE THE FIVE CURRENT DIRECTORS OF VULCAN WHOSE TERMS EXPIRE AT THE ANNUAL MEETING.

We urge you NOT to sign or return Vulcan’s [WHITE] proxy card or instruction form, or otherwise provide proxies sent to you by Vulcan. If you have already done so, you may revoke your previously signed [WHITE] proxy by signing and returning a later-dated BLUE proxy card or BLUE voting instruction form in the enclosed postage-paid envelope, by submitting a proxy by telephone or Internet (instructions appear on your BLUE proxy card or BLUE voting instruction form), by attending the Annual meeting and voting in person or by delivering a written notice of revocation to Martin Marietta c/o Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, or to the Corporate Secretary of Vulcan at Corporate Secretary, Vulcan Materials Company, 1200 Urban Center Drive, Birmingham, Alabama 35242. Only your latest dated proxy or your vote in person at the Annual Meeting will be counted.

Please note that if your shares of Vulcan common stock are held in “street name” by a brokerage firm, bank or other nominee, you must follow the instructions set forth in the BLUE voting instruction form provided by your brokerage firm, bank or other nominee to vote your shares or revoke your earlier vote.

PROPOSAL 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION (SAY ON PAY)

As discussed in further detail in Vulcan’s proxy statement for the Annual Meeting, Vulcan shareholders have the opportunity to vote, on an advisory basis, on the compensation of Vulcan’s named executive officers. This is often referred to as “say on pay,” and provides shareholders with the ability to cast a vote with respect to Vulcan’s 2012 executive compensation programs and policies and the compensation paid to named executive officers as disclosed in Vulcan’s proxy statement for the Annual Meeting.

MARTIN MARIETTA MAKES NO RECOMMENDATION WITH RESPECT TO THE SAY ON PAY PROPOSAL AND INTENDS TO “ABSTAIN” WITH RESPECT TO THIS PROPOSAL IF MARTIN MARIETTA DOES NOT RECEIVE SPECIFIC VOTING INSTRUCTIONS FROM SHAREHOLDERS.

PROPOSAL 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in Vulcan’s proxy statement for the Annual Meeting, the audit committee of Vulcan’s board of directors has selected Deloitte & Touche LLP as the independent registered public accounting firm for Vulcan and its subsidiaries for the fiscal year ending December 31, 2012, and Vulcan is proposing that Vulcan shareholders ratify such appointment.

MARTIN MARIETTA MAKES NO RECOMMENDATION WITH RESPECT TO THE ACCOUNTANT RATIFICATION PROPOSAL AND INTENDS TO “ABSTAIN” WITH RESPECT TO THIS PROPOSAL IF MARTIN MARIETTA DOES NOT RECEIVE SPECIFIC VOTING INSTRUCTIONS FROM SHAREHOLDERS.

OTHER MATTERS

As of the date of this preliminary proxy statement, Martin Marietta does not know of any other matters to be presented for approval by Vulcan’s shareholders at the Annual Meeting. If, however, other matters are properly presented, but were not known a reasonable time prior to the mailing of the definitive proxy statement, the persons named in the enclosed BLUE proxy card or BLUE voting instruction form will vote the common stock of Vulcan represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.

Martin Marietta intends to vote all of its 1,000 shares of Vulcan common stock at the Annual Meeting FOR the election of the Nominees and ABSTAIN with respect to the Say On Pay Proposal and the Accountant Ratification Proposal.

VOTING AND PROXY PROCEDURES

Securities Entitled to Vote

According to publicly available information, Vulcan’s shareholders of record as of the record date, [          ], 2012, will be entitled to vote at the 2012 Annual Meeting. According to Vulcan’s Schedule 14D-9, as of December 12, 2011, there were 129,232,928 shares of Vulcan common stock outstanding. Each share of common stock is entitled to one vote on each matter properly brought before the meeting.

As of the date of this proxy statement, Martin Marietta beneficially owns 1,000 shares of Vulcan common stock. Martin Marietta intends to vote all of its 1,000 shares of Vulcan common stock at the Annual Meeting FOR the election of the Nominees and ABSTAIN with respect to the Say On Pay Proposal and the Accountant Ratification Proposal.

Quorum; Vote Required

The quorum and voting requirements set forth below are based on current Article I, Section 1.06 of the By-Laws and New Jersey law.

A majority of the issued and outstanding shares of the Vulcan common stock entitled to vote, represented in person or by proxy, is required to constitute a quorum. If a quorum is not present at the time of the Annual Meeting, the shareholders entitled to vote, present in person or by proxy, shall have the power to adjourn the Annual Meeting until a quorum shall be present or represented by proxy. If no new record date is fixed, notice of the adjourned meeting need not be given if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken and at the adjourned meeting only such business as might have been transacted at the original meeting may be transacted.

Each share of Vulcan common stock is entitled to one vote on each matter properly brought before the meeting.

Proposal 1: Election of the Nominees. The By-Laws do not provide for cumulative voting and, accordingly, Vulcan’s shareholders do not have cumulative voting rights with respect to the election of the Nominees. Vulcan is incorporated under the laws of New Jersey, and plurality voting is the default standard under New Jersey law. To be elected, a director-nominee must receive a plurality of the votes cast at the Annual Meeting on the matter. Accordingly, the five nominees who receive the greatest number of votes cast by Vulcan’s shareholders at the Annual Meeting will be elected as directors.

Abstentions, broker non-votes and “Withheld” votes are counted only to determine whether a quorum is present at the meeting, are not considered votes cast, and thus will not affect the outcome of the vote on the election of the Nominees.

If you properly sign and return the enclosed BLUE proxy card or BLUE voting instruction form but do not specify how to vote, the named proxies will vote your Vulcan shares “FOR” the election of each of the Nominees.

Proposal 2: Advisory Vote on Executive Compensation (Say On Pay). A majority of the votes cast is required to approve the advisory vote on executive compensation. To determine the number of votes cast with respect to the Say On Pay Proposal, only those cast “For” or “Against” are included. Abstentions and broker non-votes are counted only to determine whether a quorum is present at the meeting, are not considered votes cast, and thus will not affect the outcome of the vote on the proposal.

If you properly sign and return the enclosed BLUE proxy card or BLUE voting instruction form but do not specify how to vote, the named proxies will vote your Vulcan shares “ABSTAIN” with respect to the Say On Pay Proposal.

Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm. A majority of the votes cast is required to ratify the Accountant Ratification Proposal. To determine the number of votes cast with respect to the Accountant Ratification Proposal, only those cast “For” or “Against” are included. Abstentions and broker non-votes are counted only to determine whether a quorum is present at the meeting, are not considered votes cast, and thus will not affect the outcome of the vote on the proposal.

If you properly sign and return the enclosed BLUE proxy card or BLUE voting instruction form but do not specify how to vote, the named proxies will vote your Vulcan shares “ABSTAIN” with respect to the Accountant Ratification Proposal.

Voting by Proxy

If your shares of Vulcan common stock are registered in your own name, the accompanying BLUE proxy card will be voted in accordance with your instructions. If your shares of Vulcan common stock are held in “street name” by a brokerage firm, bank or other nominee, you must follow the instructions set forth in the BLUE voting instruction form provided by your brokerage firm, bank or other nominee to instruct them how to vote your shares.

You may direct your shares to be voted FOR the entire slate to fill the five Vulcan Board seats up for election by marking the box titled “FOR ALL NOMINEES” under Proposal 1 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may withhold your vote for the entire slate of Nominees by marking the box titled “WITHHELD FROM ALL NOMINEES” under Proposal 1 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may withhold your vote from any one or more of the Nominees by marking the box titled “FOR ALL NOMINEES” under Proposal 1 and writing down the name of any such Nominee for whom you are withholding your vote in the space provided on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope.

You may direct your shares to be voted in favor of the Say On Pay Proposal by marking the box titled “FOR” under Proposal 2 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may abstain from voting on the Say On Pay Proposal by marking the box titled “ABSTAIN” under Proposal 2 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may vote against the Say On Pay Proposal by marking the box titled “AGAINST” under Proposal 2 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope.

You may direct your shares to be voted in favor of the Accountant Ratification Proposal by marking the box titled “FOR” under Proposal 3 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may abstain from voting on the Accountant Ratification Proposal by marking the box titled “ABSTAIN” under Proposal 3 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may vote against the Accountant Ratification Proposal by marking the box titled “AGAINST” under Proposal 3 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope.

You may also submit a proxy by telephone or by Internet by following the instructions set forth in the enclosed BLUE proxy card. If you properly sign and return the enclosed BLUE proxy card or BLUE voting instruction form but do not specify how to vote, the named proxies will vote your Vulcan shares “FOR” the election of each of the Nominees and “ABSTAIN” with respect to the Say On Pay Proposal and the Accountant Ratification Proposal. The named proxies also will vote on such other business as may properly come before the Annual Meeting, but are not known a reasonable time prior to this solicitation, in the named proxies’ discretion.

MARTIN MARIETTA STRONGLY RECOMMENDS A VOTE “FOR” THE NOMINEES TO FILL THE FIVE VULCAN BOARD SEATS UP FOR ELECTION AT THE ANNUAL MEETING.

Martin Marietta makes no recommendations with respect to the Say On Pay Proposal or the Accountant Ratification Proposal.

As of the date of this preliminary proxy statement, Martin Marietta does not know of any other matters to be presented for approval by Vulcan’s shareholders at the Annual Meeting. If, however, other matters are properly presented, but were not known a reasonable time prior to the mailing of the definitive proxy statement, the persons named as proxies in the enclosed BLUE proxy card or BLUE voting instruction form will vote the shares represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.

Your vote is very important. If you do not plan to attend the Annual Meeting, we encourage you to read this proxy statement and sign and return your completed BLUE proxy card or BLUE voting instruction form prior to the Annual Meeting so that your shares will be represented and voted in accordance with your instructions. Even if you plan to attend the Annual Meeting in person, we recommend that you authorize a proxy to vote your Vulcan shares in advance as described above so that your vote will be counted if you later decide not to attend the Annual Meeting. If your shares are held by a brokerage firm, bank or other nominee, you may vote your shares in person at the meeting only if you obtain a “legal” proxy from your brokerage firm, bank or other nominee.

Revocation of Proxies

A shareholder of record may revoke or change his or her proxy instructions, including proxies already given to Vulcan, at any time prior to the vote at the Annual Meeting by:

1.	submitting a later-dated proxy by telephone or Internet as to how you would like your Vulcan shares voted (instructions are on your BLUE proxy card);

2.	submitting a properly executed, later-dated BLUE proxy card;

3.	attending the Annual Meeting and revoking any previously submitted proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

4.	delivering written notice of revocation either to Martin Marietta Materials, Inc., c/o Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, or to Vulcan at Corporate Secretary, Vulcan Materials Company, 1200 Urban Center Drive, Birmingham, Alabama 35242, or any other address provided by Vulcan for these purposes.

Martin Marietta requests that a copy of any revocation delivered to Vulcan be mailed to Morrow at the address listed above, so that Martin Marietta will be aware of all revocations and can more accurately determine if and when the requisite proxies for the election of the Nominees to the Vulcan Board have been received.

Please note that if your shares of Vulcan common stock are held in “street name” by a brokerage firm, bank or other nominee, you must follow the instructions set forth in the BLUE voting instruction form provided by your brokerage firm, bank or other nominee to revoke your earlier vote. Submitting a later-dated BLUE voting instruction form by telephone or internet, or mailing a later-dated BLUE voting instruction form, will revoke a previously cast vote.

Martin Marietta or Morrow may contact Vulcan shareholders who have revoked their proxies.

Attending the Annual Meeting

You are entitled to attend the Annual Meeting only if you are a shareholder of record or a beneficial owner as of the close of business on the record date, [          ], 2012, or if you hold a valid proxy for the Annual Meeting.

If you hold your shares of Vulcan common stock in “street name” with a brokerage firm, bank or other nominee, then your name will not appear in Vulcan’s register of shareholders. Those shares are held in your nominee’s name, on your behalf, and your nominee will be entitled to vote your shares. Shares for which a shareholder is the beneficial holder but not the shareholder of record may be voted in person at the annual meeting only if such shareholder obtains a “legal” proxy from the brokerage firm, bank, or other nominee that holds the shareholder’s shares.

NO APPRAISAL OR DISSENTER’S RIGHTS

Shareholders of Vulcan will not have rights of appraisal or similar dissenter’s rights with respect to any of the matters identified in this proxy statement to be acted upon at the Annual Meeting.

SOLICITATION OF PROXIES

Proxies may be solicited by mail, telephone, facsimile, Internet, e-mail, newspapers and other publications of general distribution and in person. We have retained Morrow for solicitation and advisory services in connection with solicitations relating to the Annual Meeting, for which Morrow is anticipated to receive a fee of up to approximately $1.0 million. Approximately 60 people may be employed by Morrow to solicit Vulcan’s shareholders for the Annual Meeting. Martin Marietta has agreed to indemnify Morrow against certain liabilities and expenses in connection with Morrow’s engagement, including liabilities under the federal securities laws. Morrow is also acting as information agent in connection with our Exchange Offer for shares of Vulcan common stock, and Martin Marietta is paying Morrow reasonable and customary compensation for its services as information agent, in addition to reimbursing Morrow for its reasonable out-of-pocket expenses incurred as information agent.

Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of common stock of Vulcan held as of the record date of the Annual Meeting. We will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith. In addition, directors and executive officers of Martin Marietta may solicit proxies as part of their duties in the normal course of their employment without any additional compensation.

The entire expense of soliciting proxies for the Annual Meeting by us or on our behalf is being borne by us and we will not seek reimbursement of those costs from Vulcan. The total expenditures incurred by us to date in connection with this solicitation are approximately $750,000 to $1.5 million (which does not include fees incurred in connection with the Exchange Offer and related litigation). Although it is difficult to estimate total expenses that we will incur because the Annual Meeting is not expected to be held until May 2012, we currently anticipate that the total expenses we will incur in furtherance of, or in connection with, the solicitation of proxies for the Annual Meeting will be approximately $2.5 million to $3.5 million (which does not include fees incurred in connection with the Exchange Offer and related litigation). The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any such solicitation.

Martin Marietta has retained Deutsche Bank and J.P. Morgan to act as financial advisors in connection with Martin Marietta’s proposed business combination with Vulcan. Additionally, Deutsche Bank and J.P. Morgan are acting as dealer managers in connection with the Exchange Offer. As dealer managers in connection with the Exchange Offer, Deutsche Bank and J.P. Morgan may contact beneficial owners of shares of Vulcan common stock regarding the Exchange Offer and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the offer to exchange related to the Exchange Offer and related materials to beneficial owners of shares of Vulcan common stock. In connection with such engagements, Martin Marietta has agreed to pay Deutsche Bank and J.P. Morgan each a reasonable and customary fee for its respective services in connection therewith, a substantial portion of which is contingent upon consummation of the Exchange Offer or a negotiated business combination with Vulcan. In addition, Martin Marietta will reimburse Deutsche Bank and J.P. Morgan for their respective reasonable out-of-pocket expenses, including the reasonable fees and expenses of their legal counsel. Martin Marietta has also agreed to indemnify Deutsche Bank and J.P. Morgan and their respective affiliates against certain liabilities in connection with their engagement, including liabilities under the federal securities laws.

Deutsche Bank is an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided, and may currently be providing, investment banking, commercial banking (including extension of credit) and other financial services, including the provision of credit facilities, to or for Martin Marietta and Vulcan or their respective affiliates for which they have received, and in the future may receive, compensation. The DB Group may also provide investment and commercial banking services to Martin Marietta and Vulcan and their respective affiliates in the future, for which the DB Group would expect to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Martin Marietta and Vulcan (and their respective affiliates) for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

J.P. Morgan and its affiliates (collectively, the “J.P. Morgan Group”) comprise a full service securities firm and a commercial bank engaged in securities trading and brokerage activities, as well as providing investment banking, asset management, financing, and financial advisory services and other commercial and investment banking products and services to a wide range of clients. One or more members of the J.P. Morgan Group have from time to time provided, may currently be providing, and may in the future provide investment banking, commercial banking (including extension of credit) and/or other financial services to and for Martin Marietta, Vulcan and/or their respective affiliates, for which the J.P. Morgan Group has received, and in the future may receive, compensation. In addition, in the ordinary course of its trading, brokerage, asset management, and financing activities, members of the J.P. Morgan Group may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers, in debt or equity securities or senior loans of Martin Marietta, Vulcan and/or their respective affiliates.

Neither Deutsche Bank nor J.P. Morgan admits that it, any controlling person of Deutsche Bank or J.P. Morgan, as the case may be, or any of their respective directors, officers, employees, agents or affiliates is a “participant,” as defined in Schedule 14A promulgated under the Exchange Act, as amended, in the solicitation of proxies for the Annual Meeting, or that this Schedule 14A requires the disclosure of certain information concerning them. None of Deutsche Bank, J.P. Morgan or any of the foregoing persons will receive any fee for, or in connection with, any solicitation activities in addition to the fees each of Deutsche Bank and J.P. Morgan is otherwise entitled to receive under its engagement as financial advisor to Martin Marietta.

CERTAIN INFORMATION REGARDING MARTIN MARIETTA

Martin Marietta is a leading producer of aggregates (crushed stone, sand and gravel) for the construction industry, including infrastructure, nonresidential, residential, railroad ballast, agricultural and chemical grade stone used in environmental applications. Martin Marietta conducts its operations through its Aggregates business and Specialty Products. Martin Marietta’s annual net sales and earnings are predominantly derived from its Aggregates business, which processes and sells granite, limestone, and other aggregates products from a network of 304 quarries, distribution facilities and plants to customers in 31 states, Canada, the Bahamas and the Caribbean Islands. The Aggregates business’ products are used primarily by commercial customers principally in domestic construction of highways and other infrastructure projects and for nonresidential and residential building development. Aggregates products are also used in the railroad, environmental, utility and agricultural industries. The Specialty Products segment produces magnesia-based chemicals products used in industrial, agricultural and environmental applications and dolomitic lime sold primarily to customers in the steel industry.

Martin Marietta is a North Carolina corporation with principal executive offices at 2710 Wycliff Road, Raleigh, North Carolina 27607. The telephone number of Martin Marietta’s executive offices is (919) 781-4550, and our Internet website address is www.martinmarietta.com.

Additional information regarding Martin Marietta is set forth in Annex A to this proxy statement.

SHAREHOLDER PROPOSALS FOR THE 2013 ANNUAL MEETING

As of the date of this proxy statement, Vulcan has not disclosed the dates prior to which notices of nominations for election to the Vulcan Board or shareholder proposals in respect of the 2013 annual meeting of shareholders of Vulcan must be delivered to Vulcan. We believe that, in determining these dates, the principles below will apply, based on the By-Laws and publicly available information.

Under Rule 14a-8 of the Exchange Act, in order for shareholder proposals to be considered for inclusion in Vulcan’s proxy statement for the 2013 annual meeting of shareholders, such proposals must be received by Vulcan at its principal executive offices not less than 120 calendar days before the anniversary of the date of Vulcan’s proxy statement released to shareholders in connection with the 2012 annual meeting. If an annual meeting is not held in 2012 or the date of the 2013 annual meeting varies by more than 30 days from the date of the 2012 annual meeting, Vulcan will be required to establish a deadline a reasonable time prior to printing and mailing its proxy materials for the 2013 annual meeting. To be eligible for inclusion in Vulcan’s proxy statement and form of proxy for Vulcan’s 2013 annual meeting, a shareholder’s proposal must be received by Vulcan at Vulcan’s principal office no later than [          ], 2012. Proposals should be addressed to: Jerry F. Perkins, Jr., Secretary, 1200 Urban Center Drive, Birmingham, Alabama 35242. Proposals received after that date may be considered untimely and may not be eligible for inclusion in the 2013 proxy statement.

If a shareholder desires to bring a matter before Vulcan’s annual meeting and the matter is submitted outside the process of the Exchange Act Rule 14a-8, including with respect to nominations for election as directors, the shareholder must follow the procedures set forth in the By-Laws. The By-Laws provide generally that shareholder proposals and director nominations to be considered at an annual meeting may be made by a shareholder only if (1) the shareholder is a shareholder of record and is entitled to vote at the meeting, and (2) the shareholder gives timely written notice of the matter to Vulcan’s Corporate Secretary.

To be timely, a shareholder’s notice must be delivered to Vulcan’s corporate secretary at the principal executive offices of Vulcan, addressed to: Jerry F. Perkins, Jr., Secretary, 1200 Urban Center Drive, Birmingham, Alabama 35242, not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the 2012 annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by Vulcan. The notice must set forth the information required by the provisions of the By-Laws dealing with shareholder proposals and nominations of directors. Any notice that is received after the times specified above for proposed items of business will be considered untimely under Rule 14a-4(c) of the Exchange Act.

CERTAIN ADDITIONAL INFORMATION

Information regarding security ownership of certain beneficial owners and management of Vulcan is included in Annex B to this proxy statement.

The information concerning Vulcan contained or incorporated by reference in this proxy statement and Annex B attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to Vulcan contained in publicly available information are inaccurate or incomplete, to date we have not had access to the books and records of Vulcan in connection with this solicitation, were not involved in the preparation of such information and statements and are not in a position to verify any such information or statements.

This proxy statement is dated [          ], 2012. You should not assume that the information contained in this proxy statement is accurate as of any date other than such date, and the mailing of this proxy statement to shareholders shall not create any implication to the contrary.

You are advised to read this proxy statement and other relevant documents when they become available because they contain, and will contain, important information. You may obtain a free copy of this proxy statement and other relevant documents that we file with the SEC at the SEC’s web site at http://www.sec.gov or by calling Morrow at the address and phone numbers indicated above.

Please refer to Vulcan’s proxy statement and annual report when filed with the SEC for certain additional information and disclosure required to be made by Vulcan in connection with the Annual Meeting in accordance with applicable law.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement may include “forward-looking statements.” Statements that include words such as “anticipate,” “expect,” “should be,” “believe,” “will,” and other words of similar meaning in connection with future events or future operating or financial performance are often used to identify forward-looking statements. All statements in this proxy statement, other than those relating to historical information or current conditions, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Martin Marietta’s control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Vulcan include, but are not limited to: Vulcan’s willingness to accept Martin Marietta’s proposal and enter into a definitive transaction agreement reasonably satisfactory to the parties; Martin Marietta’s ability to obtain shareholder, antitrust and other approvals on the proposed terms and schedule; uncertainty as to the actual premium that will be realized by Vulcan’s shareholders in connection with the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; Martin Marietta’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; Martin Marietta’s ability to promptly and effectively integrate the businesses of Vulcan and Martin Marietta; the combined company’s ability to pay dividends in the amount anticipated; a downgrade of the credit rating of Vulcan’s indebtedness, which could give rise to an obligation to redeem Vulcan’s existing indebtedness; the potential implications of alternative transaction structures with respect to Vulcan, Martin Marietta and/or the combined company, including potentially requiring an offer to repurchase certain of Martin Marietta’s existing debt; the implications of the proposed transaction on certain of Martin Marietta’s and Vulcan’s employee benefit plans; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include, but are not limited to: the performance of the United States economy; decline in aggregates pricing; the inability of the U.S. Congress to pass a successor federal highway bill; the discontinuance of the federal gasoline tax or other revenue related to infrastructure construction; the level and timing of federal and state transportation funding, including federal stimulus projects; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets that Martin Marietta and Vulcan serve; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a slowdown in residential construction recovery; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by Martin Marietta and Vulcan; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts; continued increases in the cost of other repair and supply parts; transportation availability, notably barge availability on the Mississippi River system and the availability of railcars and locomotive power to move trains to supply Martin Marietta’s and Vulcan’s long haul distribution markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; availability and cost of construction equipment in the United States; weakening in the steel industry markets served by Martin Marietta’s dolomitic lime products; inflation and its effect on both production and interest costs; Martin Marietta’s ability to successfully integrate acquisitions and business combinations quickly and in a cost-effective manner and achieve anticipated profitability to maintain compliance with Martin Marietta’s leverage ratio debt covenants; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase Martin Marietta’s and/or Vulcan’s tax rate; violation of Martin Marietta’s debt covenant if price and/or volumes return to previous levels of instability; a potential downgrade in the rating of Martin Marietta’s or Vulcan’s indebtedness; downward pressure on Martin Marietta’s or Vulcan’s common stock price and its impact on goodwill impairment evaluations; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; healthcare costs; the amount of long-term debt and interest expense incurred; changes in interest rates; volatility in pension plan asset values which may require cash contributions to pension plans; the impact of environmental clean-up costs and liabilities relating to previously divested businesses; the ability to secure and permit aggregates reserves in strategically located areas; exposure to residential construction markets; and the impact on the combined company (after giving effect to the proposed transaction with Vulcan) of any of the foregoing risks, as well as other risk factors listed from time to time in Martin Marietta’s and Vulcan’s filings with the SEC.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Exchange Offer Documents and our most recent reports on Form 10-K and Form 10-Q, and any other documents of Martin Marietta and Vulcan filed with the SEC. Any forward-looking statements made in this proxy statement are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

ANNEX A

ADDITIONAL INFORMATION REGARDING

MARTIN MARIETTA, NOMINEES AND OTHER PARTICIPANTS IN THE SOLICITATION

This Annex A sets forth certain information concerning each Nominee, Martin Marietta and certain other persons identified in this Annex A (the “Other Participants” and, collectively with the Nominees and Martin Marietta, the “Participants”), who are participants in the solicitation of proxies from shareholders of Vulcan by Martin Marietta in connection with the Annual Meeting. Capitalized terms used but not otherwise defined in this Annex A have the meaning ascribed to them in the proxy statement to which this Annex A is attached. The terms “associate,” “affiliate” and “participant” used in connection with the statements in this Annex A have the meaning ascribed to them in the Exchange Act.

A.	NOMINEES

Other than as disclosed in this proxy statement, there is no arrangement or understanding between any of the Nominees and any other person(s) pursuant to which any such Nominee was or is to be selected as a director or nominee of Vulcan.

During the past ten years, none of the Nominees has been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors).

None of the Nominees, or any associate of any Nominee, owns beneficially, directly or indirectly, any securities of Vulcan.

None of the Nominees owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Vulcan.

None of the Nominees owns any securities of Vulcan of record but not beneficially.

None of the Nominees has purchased or sold within the past two years any securities of Vulcan; provided that such securities may have been purchased or sold without his or her knowledge for accounts of such Nominee managed by independent investment managers having control over the purchase and sale decisions with respect thereto.

None of the Nominees is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Vulcan, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

None of the Nominees, or any of their respective associates or immediate family members (as such term is described in Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended (“Regulation S-K”)), has had since the beginning of Vulcan’s last fiscal year, a direct or indirect material interest in any transaction or currently proposed transaction, in which Vulcan or any of its subsidiaries was or is to be a participant and the amount involved exceeds $120,000.

Other than as described in this proxy statement, none of the Nominees, or any associate of any of the Nominees, has any arrangement or understanding with any person with respect to any future employment by Vulcan or its affiliates or with respect to any future transactions to which Vulcan or any of its affiliates will or may be a party.

There are no material proceedings to which any Nominee, or any associate of any such Nominee, is a party adverse to Vulcan or any of its subsidiaries or has a material interest adverse to Vulcan or any of its subsidiaries.

There are no family relationships (as such term is defined in Item 401(d) of Regulation S-K) between any of the Nominees or between any of the Nominees and any director or executive officer of Vulcan or any person nominated or chosen by Vulcan to become a director or executive officer.

None of the Nominees has any position or office with Vulcan and no occupation or employment with which the Nominees have been involved during the past five years was carried on with Vulcan or any corporation or organization that is a parent, subsidiary or other affiliate of Vulcan. None of the Nominees has ever served on the Vulcan Board.

From 2001 to 2002, Mr. Moneypenny was Chief Financial Officer at Covanta Energy Corporation. Covanta Energy Corporation filed for voluntary bankruptcy protection in April of 2002. None of the other Nominees have been involved in any legal proceedings during the past ten years that would be required to be disclosed under Item 401(f) of Regulation S-K.

None of the Nominees, or any associate of any Nominee, has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans or other compensation, from, or in respect of, services rendered on behalf of Vulcan, or is subject to any arrangement described in Item 402 of Regulation S-K.

B.	PERSONS MAKING THE SOLICITATION AND OTHER PARTICIPANTS

The solicitation for election of the Nominees will be made by Martin Marietta. For information regarding Martin Marietta, please see the section entitled “Certain Information Regarding Martin Marietta” of the proxy statement to which this Annex A is attached. For information regarding the Nominees, please see the section entitled “Proposal 1: Election of the Nominees” of the proxy statement to which this Annex A is attached. Information regarding the Other Participants is set forth below.

Under the applicable regulations of the SEC, directors and executive officers of Martin Marietta are participants in the solicitation of proxies from shareholders of Vulcan by Martin Marietta in connection with the Annual Meeting. The following tables set forth the name and current principal occupation or employment of each director and executive officer of Martin Marietta who is a participant. Unless otherwise indicated, (i) the current business address of each person is c/o Martin Marietta Materials, Inc., 2710 Wycliff Road, Raleigh, North Carolina 27607 and (ii) each occupation set forth opposite an individual’s name refers to employment with Martin Marietta.

DIRECTORS

Name	Present Position with Martin Marietta or Other Principal Occupation or Employment	Business Address (if other than Martin Marietta)

Stephen P. Zelnak, Jr.	Non-Executive Chairman of the Board Chairman, ZP Enterprises Director, Beazer Homes USA, Inc.

Sue W. Cole	Director Managing Partner, SAGE Leadership & Strategy, LLC

David G. Maffucci	Director Director, Domtar Corporation

William E. McDonald	Director

Frank H. Menaker, Jr.	Director Contract Of Counsel, DLA Piper Member, McCammon Group

C. Howard Nye	Director President and Chief Executive Officer

Laree E. Perez	Director Managing Partner, The Medallion Company, LLC Director, GenOn Energy, Inc.

Michael J. Quillen	Director Non-Executive Chairman, Alpha Natural Resources, Inc.

Dennis L. Rediker	Director President and Chief Operating Officer, Utility Composite Solutions International Consultant, B4C LLC

Richard A. Vinroot	Director Member, Robinson, Bradshaw & Hinson, P.A.

EXECUTIVE OFFICERS

Name	Present Position with Martin Marietta
C. Howard Nye	President and Chief Executive Officer, Director

Anne H. Lloyd	Executive Vice President, Chief Financial Officer and Treasurer

Bruce A. Vaio	Executive Vice President and President of West Group

Roselyn R. Bar	Senior Vice President, General Counsel and Corporate Secretary

Dana F. Guzzo	Senior Vice President, Controller, Chief Accounting Officer and Chief Information Officer

Donald A. McCunniff	Senior Vice President, Human Resources

C.	OTHER INFORMATION CONCERNING MARTIN MARIETTA AND OTHER PARTICIPANTS

Martin Marietta intends to vote all its shares of Vulcan common stock “FOR” each of the Nominees.

None of Martin Marietta or any of the Other Participants has during the past ten years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

On the record date for the Annual Meeting, Martin Marietta was the record and beneficial owner of 1,000 shares of common stock, par value $1.00 per share, of Vulcan. Martin Marietta’s holdings represent less than 1% of the outstanding common stock of Vulcan as of the date hereof. No part of the purchase price or market value of this common stock is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares.

Except as set forth in this proxy statement, (i) none of Martin Marietta, any of the Other Participants or any of their respective associates, owns beneficially, directly or indirectly, any securities of Vulcan; (ii) none of Martin Marietta or any of the Other Participants owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Vulcan; and (iii) none of Martin Marietta or any of the Other Participants owns any securities of Vulcan of record but not beneficially.

None of Martin Marietta or any of the Other Participants is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Vulcan, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Other than as described in this proxy statement, none of Martin Marietta, any of the Other Participants or any of their respective associates or immediate family members (as applicable, and as such term is described in Item 404(a) of Regulation S-K), has had since the beginning of Vulcan’s last fiscal year, a direct or indirect material interest in any transaction or currently proposed transaction, in which Vulcan was or is to be a participant and the amount involved exceeds $120,000.

Martin Marietta believes that the Nominees, if elected, will exercise their independent judgment on all matters before the Vulcan Board in accordance with their fiduciary duties to Vulcan and the Vulcan shareholders, will focus on the best value-enhancing strategy for Vulcan shareholders and, in reviewing the proposed business combination transaction, will act in the best interests of Vulcan and the Vulcan shareholders in accordance with their fiduciary duties as directors. To the extent the election of the Nominees may have an impact on Martin Marietta’s proposal for a business combination with Vulcan, Martin Marietta could be considered to have an interest in the matters to be acted upon at the Annual Meeting.

Other than as described in this proxy statement, none of Martin Marietta, any of the Other Participants or any of their respective associates, has any arrangement or understanding with any person with respect to any future employment by Vulcan or its affiliates or with respect to any future transactions to which Vulcan or any of its affiliates will or may be a party.

In the ordinary course of business, Vulcan and Martin Marietta have had certain commercial relationships with each other, including aggregates products purchases, fees for services related to Vulcan unloading railcars for Martin Marietta, and payments with respect to leased property. In 2010 and 2011, Martin Marietta paid Vulcan approximately $4.1 million and $4.7 million, respectively, in connection with the foregoing. In 2010 and 2011, Vulcan paid Martin Marietta approximately $650,000 and $526,000, respectively, in connection with the foregoing.

D.	TRANSACTIONS IN SHARES BY PARTICIPANTS

Other than as set forth in the table below, none of Martin Marietta, any Nominee or any of the Other Participants has purchased or sold within the past two years any securities of Vulcan.

Participant	Type of Security	Date Purchased	Number of Shares	Price
Martin Marietta Materials, Inc.	Common stock, par value $1.00 per share	11/15/2011	1,000	$30.6640

E.	OTHER INFORMATION

Other than as set forth in Vulcan’s documents filed with the SEC, Martin Marietta does not know of any change in control of Vulcan within the last fiscal year.

ANNEX B

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT OF VULCAN

Common Stock Ownership of Certain Beneficial Owners

The following table sets forth information with respect to the shares of Vulcan common stock which are held by persons known to Martin Marietta to be the beneficial owners of more than 5% of such stock as of February 15, 2012. To the best of Martin Marietta’s knowledge, based on filings with the SEC as noted below, no person beneficially owned more than 5% of any class of Vulcan’s outstanding voting securities at the close of business on February 15, 2012, except for those shown below.

Name of Beneficial Holder	Amount Held (# of shares)		Percent of Class

T. Rowe Price Associates, Inc.	17,375,194	(1)	13.4%
Dodge & Cox	14,087,969	(2)	10.9%
Southeastern Asset Management, Inc.	12,757,078	(3)	9.9%
State Farm Mutual Automobile Insurance Company	12,733,797	(4)	9.9%
The Vanguard Group, Inc.	6,750,053	(5)	5.2%
BlackRock, Inc.	6,611,422	(6)	5.1%

(1)	According to a Schedule 13G/A filed with the SEC by T. Rowe Price Associates, Inc. on February 8, 2012, T. Rowe Price Associates, Inc. has sole voting power as to 5,749,675 shares and sole dispositive power as to 17,343,894 shares.

(2)	According to a Schedule 13G/A filed with the SEC by Dodge & Cox on February 10, 2012, Dodge & Cox has sole voting power as to 13,254,751 shares and sole dispositive power as to 14,087,969 shares.

(3)	According to a Schedule 13D filed with the SEC by Southeastern Asset Management, Inc. on January 20, 2012, Southeastern Asset Management, Inc. has sole voting power as to 1,534,868 shares, sole dispositive power as to 2,052,968 shares, shared voting power as to 10,704,110 shares and shared dispositive power as to 10,704,110 shares.

(4)	According to a Schedule 13G/A filed with the SEC by State Farm Mutual Automobile Insurance Company on January 31, 2012, State Farm Mutual Automobile Insurance Company has sole voting power as to 12,680,600 shares, sole dispositive power as to 12,680,600 shares, shared voting power as to 53,197 shares and shared dispositive power as to 53,197 shares.

(5)	According to a Schedule 13G filed with the SEC by The Vanguard Group, Inc. on February 10, 2012, The Vanguard Group, Inc. has sole voting power as to 172,032 shares, sole dispositive power as to 6,578,021 shares and shared dispositive power as to 172,032 shares.

(6)	According to a Schedule 13G filed with the SEC by BlackRock, Inc. on February 9, 2012, BlackRock, Inc. has sole voting power as to 6,611,422 shares and sole dispositive power as to 6,611,422 shares.

Security Ownership of Management

The following table sets forth the information supplied by Vulcan in its Schedule 14D-9 regarding the number and percentage of shares of Vulcan common stock beneficially owned on March 1, 2011 by (i) each director and nominee for director of Vulcan, (ii) each named executive officer of Vulcan and (iii) all of Vulcan’s directors, nominees for director and executive officers as a group. According to Vulcan, unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares listed.

Non-employee Directors(1)	Shares Owned Directly or Indirectly		Restricted Shares	Phantom Shares Held Pursuant to Plans	Total	Percent of Class
Philip J. Carroll, Jr.	6,752		0	28,600	35,352	*
Phillip W. Farmer	6,120	(2)	0	28,504	34,624	*
H. Allen Franklin	0		4,000	25,358	29,358	*
Ann McLaughlin Korologos	3,896		0	25,169	29,065	*
Douglas J. McGregor	7,795	(3)	0	65,148	72,943	*
James V. Napier	8,334		0	20,457	28,791	*
Richard T. O’Brien	0		0	3,842	3,842	*
James T. Prokopanko	0		0	1,825	1,825	*
Donald B. Rice	48,395		0	19,286	67,681	*
Vincent J. Trosino	10,200		0	19,379	29,579	*
Kathleen Wilson-Thompson	0		0	1,825	1,825	*

Chief Executive Officer and other named executive officers (age)**(4)	Shares Owned Directly or Indirectly	Exercisable Options	Thrift Plan	Total	Percent of Class
Donald M. James	186,984	1,292,375	30,309	1,690,679	1.30%
Daniel F. Sansone	27,311	201,302	21,521	273,374	*
Danny R. Shepherd	20,237	119,908	8,646	152,924	*
Ronald G. McAbee	8,526	157,708	22,701	200,449	*
Robert A. Wason IV	34,077	113,859	8,306	165,256	*
All Directors and Executive Officers as a group (16 persons)				2,945,443	2.3%

*	Less than 1% of issued and outstanding shares of Vulcan’s common stock.

**	See the section titled “Executive officers of the registrant” in Vulcan’s Form 10-K filed on February 28, 2011 for additional information regarding Vulcan’s executive officers.

(1)	Beneficial ownership for the non-employee directors includes all shares held of record or in “street name” and, if noted, by trusts or family members. The amounts also include restricted shares granted under Vulcan’s Restricted Stock Plan for Non-employee Directors, phantom shares settled in stock accrued under the Directors’ Deferred Compensation Plan, and deferred stock units awarded under the Deferred Stock Plan for Non-employee Directors and the 2006 Omnibus Long-Term Incentive Plan.

(2)	All shares are held in a trust of which Mr. Farmer is the trustee.

(3)	Includes 1,350 shares held in a trust of which Mr. McGregor is the trustee.

(4)	Beneficial ownership for the executive officers includes shares held of record or in “street name.” The amounts also include shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 30, 2012, shares credited to the executives’ accounts under Vulcan’s Thrift Plan for Salaried Employees and deferred stock units.

ANNEX C

FORM OF LETTER AGREEMENT

INDEMNITY AND FEE LETTER

December [        ], 2011

[Nominee]

[Mailing Address]

Dear [            ]:

As you know, Martin Marietta Materials, Inc., a North Carolina corporation, (“Martin Marietta”), (i) is contemplating making a business combination proposal to Vulcan Materials Company, a New Jersey corporation (“Vulcan”) by means of an exchange offer and/or a transaction agreement between Martin Marietta and Vulcan approved by the board of directors (the “Board”) and the stockholders of Vulcan and (ii) in connection therewith will commence a proxy solicitation (the “Proxy Solicitation”) to elect nominees to serve as directors on the Board. This letter agreement (this “Letter Agreement”) will confirm your agreement, subject to the terms and conditions stated herein, with Martin Marietta to stand for election as a nominee of Martin Marietta to serve as a director of Vulcan in connection with the Proxy Solicitation. Concurrently with the execution of this Letter Agreement, please (i) execute the Consent to serve as a nominee of Martin Marietta and serve as a director of Vulcan, if elected, attached as Annex A hereto and (ii) return a signed copy of the questionnaire being provided to you, containing true and correct responses to all questions contained therein, for use by Martin Marietta in connection with preparing any Proxy Solicitation materials (including the Consent Statement (as defined below)).

In connection with your agreement to be nominated by Martin Marietta, and to serve, if elected, as a director of Vulcan, Martin Marietta, irrespective of whether or not you are, in fact, elected as a director of Vulcan, will pay you a one-time fee of $50,000 in cash, payable in two installments as follows: (i) $25,000 upon execution of this Letter Agreement and (ii) $25,000 upon the mailing to Vulcan’s stockholders of a definitive proxy statement with respect to the Proxy Solicitation (the “Proxy Statement”) (collectively, the “Fee”). If, prior to the completion of the Proxy Solicitation (other than if Martin Marietta withdraws the Proxy Statement or otherwise determines not to proceed with the Proxy Solicitation following the filing of the Proxy Statement with the U.S. Securities and Exchange Commission, in which case you will be entitled to the entire Fee), you voluntarily withdraw from serving as a Martin Marietta nominee or otherwise refuse to serve as a director of Vulcan upon election thereto, you shall reimburse, to Martin Marietta, the full amount of the Fee, to the extent received prior to such date (without any interest thereon). In addition, Martin Marietta will reimburse you, as promptly as practicable upon your request, for your reasonable and documented out-of-pocket expenses directly related to the performance of your duties under this Letter Agreement with respect to the Proxy Solicitation (including travel expenses, if any and any reasonable legal fees and expenses), up to an aggregate maximum amount of $5,000. The foregoing right to reimbursement shall be in addition to your rights of indemnification and the foregoing cap on fees and expenses shall not apply to your right to indemnification described in this Letter Agreement. Martin Marietta reserves the right, in its sole discretion, not to nominate you or to withdraw you from serving as a Martin Marietta nominee, provided, however, that any such withdrawal action shall not prejudice your rights under this Letter Agreement, including the right to receive the Fee (to the extent you are entitled to payment thereof under the terms of this Letter Agreement), the right to reimbursement of certain expenses through such date and the benefits of the indemnification provisions hereof.

Each of Martin Marietta and you recognizes that, should you be elected to the Board, all of your activities and decisions as a director will be governed by applicable law and subject to your duties to the stockholders of

Vulcan and, as a result, that there is, and can be, no agreement between you and Martin Marietta that governs the decisions that you will make as a director of Vulcan.

In consideration of your agreement as set forth above, and to the fullest extent permitted by applicable law, Martin Marietta agrees to indemnify you against and hold you harmless from any and all liabilities, losses, claims, damages, suits, actions, judgments and reasonable costs and expenses actually incurred by you (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) in connection with the investigation, preparation or defense of any litigation (commenced or threatened by a third party), any civil, criminal, administrative or arbitration action brought by a third party, or any third party claim whatsoever, and any and all amounts paid in settlement on your behalf (with Martin Marietta’s consent, which shall not be unreasonably withheld) of any such claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, based upon, arising out of or relating to (i) serving as a Martin Marietta nominee, (ii) being a “participant in a solicitation” (as defined in the rules and regulations under the Securities Exchange Act of 1934, as amended) in connection with the Proxy Solicitation or (iii) being otherwise involved in the Proxy Solicitation as a nominee of Martin Marietta. Notwithstanding anything to the contrary herein, Martin Marietta shall not indemnify you for any action taken by you or on your behalf which occurs subsequent to certification of the results of the Proxy Solicitation or such earlier time as you are no longer a Martin Marietta nominee for election to the Board or for any actions taken by you as a director of Vulcan, if you are elected. In addition, Martin Marietta shall not be obligated to provide you with any indemnification to the extent of any Losses that arise out of any materially inaccurate written information supplied by you for inclusion in any filings made with any federal or state governmental agency, including the Proxy Solicitation materials (including the Proxy Statement), or is found in a final judgment by a court, not subject to further appeal, to have resulted from bad faith or willful misconduct on your part. You shall repay to Martin Marietta any amounts that have been paid by Martin Marietta to you in respect of the foregoing in the event that you are found, subject to a final and non-appealable judgment, to not be entitled to indemnification under this Letter Agreement.

Promptly after receipt by you of notice of any such claim or the commencement of any action, proceeding or investigation in respect of which indemnification may be sought as provided above, you must promptly notify Martin Marietta, in writing by personal delivery, facsimile transmission or overnight mail of the receipt of any such notice or commencement of any such action, proceeding or investigation. Any such notice should be sent to the following address: Martin Marietta, [Address]; Attention: Senior Vice President, General Counsel and Corporate Secretary, Fax: [    ]; (with a copy to our counsel (which copy shall not constitute notice), Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York, 10036-6522; Attention: Eric L. Cochran/Ann Beth Stebbins; Fax: (212) 735-2000); provided, that the failure to so notify Martin Marietta shall not limit your rights to indemnification hereunder, except to the extent that Martin Marietta is actually prejudiced thereby.

In case any such action, proceeding or investigation is brought against you, and you notify Martin Marietta of the commencement thereof, Martin Marietta has the right to participate therein and, to the extent that Martin Marietta so determines, to assume the defense and settlement thereof, with counsel reasonably satisfactory to you; provided, however, that if the defendants in any such action include both you and Martin Marietta and if you have been advised by counsel that there may be one or more legal defenses available to you that are different from or additional to those available to Martin Marietta (a “Conflict Situation”), you will have the right to elect up to one (1) separate counsel reasonably satisfactory to Martin Marietta to participate in the defense of such action on your behalf; provided, however, that, Martin Marietta shall not be responsible for more than one (1) such counsel in each jurisdiction. Notwithstanding, but in furtherance of, the foregoing, in the event of a Conflict Situation, you and other persons who are (or were) Martin Marietta nominees for directors of Vulcan involved in said matter shall share such one (1) counsel (unless you have been advised by counsel that there may be one or more legal defenses available to you that are different from or additional to those available to any of such other persons). After notice from Martin Marietta to you of its election so to assume the defense thereof, neither Martin Marietta nor any of Martin Marietta’s affiliates will be liable to you under this Letter Agreement for any expenses subsequently incurred by you in connection with the defense thereof, unless you shall have employed counsel in accordance with the proviso to the preceding sentence.

Martin Marietta shall have the right to settle any action, proceeding or investigation that is brought against you for which indemnification is available under the terms of this Letter Agreement; provided, that Martin Marietta shall not settle, without your prior written consent (which may not be unreasonably withheld), any action, proceeding or investigation in any manner that would impose any penalty, obligation or limitation on you (other than monetary damages for which Martin Marietta agrees to be wholly responsible) or that would contain any language that could reasonably be viewed as an acknowledgement of wrongdoing on your part or otherwise as detrimental to your reputation.

Martin Marietta shall not be liable under this Letter Agreement to make any indemnification payment in connection with any claim made against you to the extent (and only to the extent) that you have otherwise received payment or have a right to be indemnified or reimbursed (under any insurance policy, pursuant to any indemnification or reimbursement payment or provision by any party other than Martin Marietta, or otherwise) of the amounts otherwise indemnifiable hereunder. Except as expressly specified otherwise in this Letter Agreement, any payments required to be made by Martin Marietta pursuant to this Letter Agreement will be remitted to you on a monthly basis as the expenses to which such payments relate are incurred.

This Letter Agreement shall be governed by and construed by and enforced in accordance with the laws of the State of North Carolina applicable to contracts to be performed in such state without giving effect to the principles of conflicts of law thereof or of any other jurisdiction. Without limiting the foregoing, each party agrees that service of process on such party at the address for such party in this Letter Agreement shall be deemed effective service of process on such party. This Letter Agreement may only be amended or the provisions hereof waived by a written instrument signed by Martin Marietta and you.

Martin Marietta and you hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of any federal or state court within the State of North Carolina for any litigation arising out of or relating to this Letter Agreement, and waive any objection to the laying of venue of any litigation arising out of this Letter Agreement in the federal or state courts within the State of North Carolina and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum.

[The remainder of this page is intentionally left blank.]

Please acknowledge your agreement to the foregoing by signing in the space provided below.

Sincerely,

MARTIN MARIETTA MATERIALS, INC.

By:
Name:
Title:

Accepted and Agreed

this             day of December, 2011

[Nominee]

Annex A to Letter Agreement

CONSENT OF NOMINEE

The undersigned understands that Martin Marietta Materials, Inc. (“Martin Marietta”) intends to nominate the undersigned for election to the Board of Directors of Vulcan Materials Company, a New Jersey corporation (“Vulcan”), pursuant to a solicitation of proxies from Vulcan stockholders.

The undersigned hereby consents to become a nominee of Martin Marietta for the Board of Directors of Vulcan to be elected pursuant to a solicitation of proxies from Vulcan stockholders, to be named in Martin Marietta’s proxy solicitation materials as such and to serve as a director of Vulcan if elected.

Name:

December             , 2011

ANNEX D

FORM OF PER DIEM AGREEMENT

December [    ], 2011

[insert name]

[insert address]

[insert address]

Dear [            ]:

In connection with your agreement to stand for election as a nominee of Martin Marietta Materials, Inc., a North Carolina corporation (“Martin Marietta”), for the board of Vulcan Materials Company, a New Jersey corporation (“Vulcan”), Martin Marietta is instituting a policy pursuant to which you will be entitled to receive a fee for time and services related to your appearance or attendance at any third-party legal proceeding relating to your nomination as a director of Vulcan.

Martin Marietta will pay you a fee of $1,000 per day for time and services related to your appearance and attendance at any third-party legal proceeding relating to your nomination as a director of Vulcan, plus all reasonable out-of-pocket expenses associated with such appearance or attendance.

The fee and reimbursement of expenses set forth herein is in addition to reimbursement of all reasonable and documented out-of-pocket expenses set forth in the Indemnity and Fee Letter, dated as of December [          ], 2011, between you and Martin Marietta, provided, however, that you shall not be reimbursed more than one time for the same expenses.

[The remainder of this page is intentionally left blank.]

D-1

Please acknowledge your agreement to the foregoing by signing in the space provided below.

Sincerely,

MARTIN MARIETTA MATERIALS, INC.

By:
Name:
Title:

Accepted and Agreed
This day of December, 2011

Name: [ ]

D-2

ANNEX E

FORM OF REPRESENTATION AND AGREEMENT

VULCAN MATERIALS COMPANY

DIRECTOR NOMINEE REPRESENTATION AND AGREEMENT

THIS DIRECTOR NOMINEE REPRESENTATION AND AGREEMENT (this “Representation and Agreement”) is delivered as of             , 2012, to Vulcan Materials Company, a New Jersey corporation (the “Company”), by the undersigned nominee for election as a director of the Company (the “Nominee”).

NOW, THEREFORE, the Nominee hereby represents and warrants to the Company and agrees as follows:

(a) the Nominee is not and will not become a party to:

(i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how the Nominee, if elected as a director of the Company, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Company in the Nominee’s response to the Company’s 2012 Questionnaire for Potential Director Nominees (the “Questionnaire”); or

(ii) any Voting Commitment that could limit or interfere with the Nominee’s ability to comply, if elected as a director of the Company, with his or her fiduciary duties under applicable law;

(b) the Nominee is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a director that has not been disclosed to the Company in the Nominee’s response to the Questionnaire; and

(c) both in his or her individual capacity and on behalf of any person or entity on whose behalf the Nominee is being nominated for election as a director of the Company, the Nominee would be in compliance, if elected as a director of the Company, and will comply, with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines of the Company.

[Remainder of Page Intentionally Left Blank]

E-1

IN WITNESS WHEREOF, the Nominee has delivered this Representation and Agreement as of the date first written above.

NOMINEE

Signature

Name:

Address:

Facsimile:

E-2

PRELIMINARY COPY – SUBJECT TO COMPLETION

DATED FEBRUARY 17, 2012

PLEASE VOTE TODAY

SEE REVERSE SIDE

FOR THREE EASY WAYS TO VOTE!

▼ TO SUBMIT A BLUE PROXY BY MAIL, PLEASE DETACH PROXY CARD BELOW, AND SIGN, DATE AND RETURN IN THE ENCLOSED ENVELOPE ▼

THIS PROXY IS SOLICITED ON BEHALF OF MARTIN MARIETTA MATERIALS, INC.

FOR USE AT THE 2012 ANNUAL MEETING OF SHAREHOLDERS OF VULCAN MATERIALS COMPANY

This proxy is solicited on behalf of Martin Marietta Materials, Inc. (“Martin Marietta”), and not on behalf of the Board of Directors of Vulcan Materials Company, a New Jersey corporation (“Vulcan”). The undersigned shareholder of Vulcan hereby appoints [          ] and [          ], and each of them, with power to act without the other and with power of substitution and resubstitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the reverse side of this card, all the shares of Vulcan common stock, par value $1.00 per share, which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the 2012 Annual Meeting of Shareholders of the company to be held on [          ], 2012 at [          ], at [          ], and at any adjournment or postponement thereof, or any special meeting that may be called in lieu thereof (the “Annual Meeting”), with all powers which the undersigned would possess if present at the Annual Meeting. This proxy revokes any proxies previously provided with respect to the matters covered by this proxy.

This proxy will be voted as directed. If no direction is indicated, the proxies will vote this proxy “FOR” the election of the candidates nominated by Martin Marietta to the class of the Vulcan Board of Directors with a term expiring in 2015 and “ABSTAIN” with respect to the advisory vote on executive compensation and the ratification of the appointment of Deloitte & Touche LLP as Vulcan’s independent registered public accounting firm for 2012. The named proxies will vote on such other matters as may properly come before the Annual Meeting in the proxies’ discretion, including with respect to matters which Martin Marietta did not know within a reasonable time before beginning the solicitation of proxies that are to be presented at the Annual Meeting.

The undersigned acknowledges receipt of the Proxy Statement of Martin Marietta dated [            ], 2012 (the “Proxy Statement”).

Important Notice Regarding the Availability of Proxy Materials for the 2012 Annual Meeting

The Proxy Statement is, and all other soliciting materials filed by Martin Marietta after the date of the Proxy Statement will be, available at [             ].

PRELIMINARY COPY – SUBJECT TO COMPLETION

DATED FEBRUARY 17, 2012

YOUR VOTE IS IMPORTANT

Please take a moment now to submit a BLUE proxy with respect to your shares of Vulcan Materials Company common stock for the 2012 Annual Meeting of Shareholders.

PLEASE REVIEW THE PROXY STATEMENT AND SUBMIT A PROXY IN ONE OF THE FOLLOWING THREE WAYS.

1.	Submit a proxy by Telephone—Please call toll-free in the U.S. or Canada at [ ], on a touch-tone telephone. Please follow the simple instructions. You will be required to provide the unique control number printed below.

OR

2.	Submit a proxy by Internet—Please access [ ] and follow the simple instructions. You will be required to provide the unique control number printed below.

You may submit a proxy by telephone or Internet 24 hours a day, 7 days a week, up until 11:59 PM Eastern Time the day before the Annual Meeting. Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned your BLUE proxy card.

OR

3.	Vote by Mail—If you do not wish to submit a proxy by telephone or over the Internet, please complete, sign, date and return the BLUE proxy card in the enclosed postage-prepaid envelope to Martin Marietta Materials, Inc., c/o [ ].

            Control Number

                                    For Telephone/Internet Voting

s TO SUBMIT A BLUE PROXY BY MAIL, PLEASE DETACH THE PROXY CARD BELOW, AND SIGN, DATE AND RETURN IN THE ENCLOSED ENVELOPE s

MARTIN MARIETTA STRONGLY RECOMMENDS A VOTE “FOR” ALL OF THE NOMINEES LISTED BELOW

IN PROPOSAL 1

1.	To elect each of the following individuals to serve as a director of the Vulcan Board of Directors for a term expiring at Vulcan’s 2015 Annual Meeting of Shareholders and until their successors are duly elected and qualified:

		FOR ALL NOMINEES	WITHHELD FROM ALL NOMINEES
(01) PHILIP R. LOCHNER, JR.	(02) J. KEITH MATHENEY	☐	☐
(03) EDWARD W. MONEYPENNY	(04) KAREN R. OSAR
(05) V. JAMES SARDO

To withhold authority to vote for one or more of the nominees under this Proposal 1, mark the “FOR ALL NOMINEES” box in this Proposal 1 and write the name(s) of the nominee(s) for whom your vote is being withheld in the space below

For all nominees in this Proposal 1

except the following:

MARTIN MARIETTA MAKES NO RECOMMENDATION WITH RESPECT TO THE SAY ON PAY PROPOSAL

2.	To vote on an advisory basis on the compensation of the executives set forth in Vulcan’s proxy statement for the Annual Meeting:

FOR	AGAINST	ABSTAIN
☐	☐	☐

MARTIN MARIETTA MAKES NO RECOMMENDATION WITH RESPECT TO THE ACCOUNTANT

RATIFICATION PROPOSAL

3	To ratify the appointment of Deloitte & Touche LLP as Vulcan’s independent registered public accounting firm for 2012 as set forth in Vulcan’s proxy statement for the Annual Meeting:

FOR	AGAINST	ABSTAIN
☐	☐	☐

PLEASE SIGN AND DATE THIS PROXY AND RETURN IT PROMPTLY.

Date: , 2012

Signature

Signature (if jointly held)

Title(s) or Authority

Please sign exactly as your name appears on this proxy. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.